SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of August 2022

Commission File Number: 001-15264
___________________

Aluminum Corporation of China Limited
(Translation of registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __________

EXHIBITS Exhibit Number
99.1	2022 INTERIM RESULTS ANNOUNCEMENT

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 23, 2022	By /s/ Ge Xiaolei Name: Ge Xiaolei Title: Company Secretary

Exhibit 99.1

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8322
*	Website: http://www.chalco.com.cn
*	Contact person: Ge Xiaolei, Company Secretary

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

2022 INTERIM RESULTS ANNOUNCEMENT

The board of directors (the "**Board**") of Aluminum Corporation of China Limited* (the "**Company**") is pleased to announce the unaudited interim results of the Company and its subsidiaries (together the "**Group**") for the six months ended 30 June 2022. This announcement, containing the full text of the 2022 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcements of interim results. This 2022 interim results announcement of the Company is available for viewing on the websites of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk and of the Company at www.chalco.com.cn.



Contents

CORPORATE INFORMATION

1.	Registered name	:	中國鋁業股份有限公司
	Abbreviation of Chinese registered name	:	中國鋁業
	English name	:	ALUMINUM CORPORATION OF CHINA LIMITED
	Abbreviation of English registered name	:	CHALCO
2.	First registration date	:	10 September 2001
	Registered address	:	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Place of business	:	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Principal place of business in Hong Kong	:	Room 4501, Far East Finance Centre, No. 16 Harcourt Road, Admiralty, Hong Kong
	Internet website of the Company	:	www.chalco.com.cn
	E-mail of the Company	:	IR@chalco.com.cn
3.	Legal representative of the Company	:	Mr. Liu Jianping
	Joint company secretaries	:	Mr. Ge Xiaolei and Ms. Ng Ka Man (Note)
	Telephone	:	(8610) 8229 8322
	Fax	:	(8610) 8229 8158
	E-mail	:	IR@chalco.com.cn
	Address	:	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Representative for Company's securities related affairs	:	Mr. Gao Lidong
	Telephone	:	(8610) 8229 8322
	Fax	:	(8610) 8229 8158
	E-mail	:	IR@chalco.com.cn
	Address	:	No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC (Postal Code: 100082)
	Department for corporate information and inquiry	:	Office of the Board
	Telephone for corporate information and inquiry	:	(8610) 8229 8322

4.	Share registrar A shares	China Securities Depository and Clearing Corporation Limited, Shanghai Branch 188 South Yanggao Road, Pudong New Area, Shanghai, the PRC (Postal Code: 200127)
	H shares	Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong
5.	Places of listing	Shanghai Stock Exchange ("**SSE**") The Stock Exchange of Hong Kong Limited ("**Hong Kong Stock Exchange**")
	Stock name	中國鋁業(CHALCO)
	Stock code	601600 (SSE) 2600 (Hong Kong Stock Exchange)
6.	Principal bankers	Industrial and Commercial Bank of China, China Construction Bank
7.	Unified social credit code for corporate legal person	911100007109288314
8.	Independent auditors	PricewaterhouseCoopers Certified Public Accountants Registered Public Interest Entity Auditor 22/F, Prince's Building, Central, Hong Kong SAR PricewaterhouseCoopers Zhong Tian LLP 11/F, PricewaterhouseCoopers Center 2 Corporate Avenue 202 Hu Bin Road, Huangpu District, Shanghai, the PRC (Postal Code:200021)

9.	Legal advisers	:	*as to PRC laws:* Jincheng Tongda & Neal Law Firm 10/F, China World Trade Tower A, 1 Jianguomenwai Avenue, Chaoyang District, Beijing, the PRC (Postal code: 100004) *as to Hong Kong laws:* Baker & McKenzie 14/F, One Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong *as to United States laws:* Sullivan & Cromwell (Hong Kong) LLP 28/F, Nine Queen's Road Central, Hong Kong
10.	Place for inspection of corporate information	:	Office of the Board of the Company

Note: The former company secretary of the Company, Mr. Wang Jun, has resigned from the Company for personal reasons. At the second meeting of the 8th session of the Board of Directors of the Company held on 24 July 2022, the "Resolution on the Appointment of Joint Company Secretaries" was considered and approved to terminate the appointment of Mr. Wang Jun as company secretary and to appoint Mr. Ge Xiaolei and Ms. Ng Ka Man as joint company secretaries of the Company. The Hong Kong Stock Exchange has granted a waiver to the Company in respect of the appointment of Mr. Ge Xiaolei and Ms. Ng Ka Man as the joint company secretaries of the Company for a period from 24 July 2022 to 23 July 2025. For details of the foregoing, please refer to the announcement on change of company secretary of the Company dated 24 July 2022.

The board of directors (the "**Board**") of Aluminum Corporation of China Limited* (the "**Company**") announces the unaudited interim results of the Company and its subsidiaries (together, the "**Group**") for the six months ended 30 June 2022. On behalf of the Board and all employees of the Company, the Board would like to express its gratitude to all shareholders for their attention and support to the Company.

PRODUCT MARKET REVIEW

ALUMINA MARKET

In the first half of 2022, the price of alumina rose and then fell before returning to a stable trend.

In the international market, Ukraine closed its Nikolayev alumina plant with a capacity of 1.70 million tonnes under the influence of the Russia-Ukraine conflict which raised market concerns about supply and the spot price of alumina skyrocketed. With supply concerns resolved, alumina prices began to fall back. At the end of March, Australia prohibited the export of alumina to Russia, resulting in the long-term delivery of alumina entering into the spot market in the second quarter of 2022, and leading to an increasing market supply. In the first half of the year, the average FOB price of overseas alumina was USD398 per tonne, representing a year-on-year increase of 38% with the lowest and highest prices being USD345 per tonne and USD533 per tonne, respectively.

In the domestic market, under the influence of the production restriction of the Winter Olympics and the pandemic in the main production area of alumina, the domestic spot price of alumina increased at the beginning of the year, reaching RMB3,305 per tonne in mid-February, representing an increase of approximately 18% over the beginning of the year. Along with environmental control and the gradually subsided impact of the pandemic, the supply of alumina increased with a drop of the price. In late March, with the resumption of production of electrolytic aluminum capacity in Southwest China, the rectification of Guizhou mines and the tight supply of bauxite, the reduction in the production of alumina enterprises resulted in an unbalanced regional supply and demand, which led to a rapid increase in alumina prices. In mid-May, with the resumption of alumina production and new production, the price of alumina continued to decline, while the sudden increase in alumina exports provided support for the gradual stability of alumina prices. In the first half of the year, the price of alumina fluctuated between RMB2,800–3,300 per tonne, and the volatility narrowed in the second quarter. The average spot-price of domestic alumina was RMB3,008 per tonne, representing a year-on-year increase of 26.1%.

According to the statistics, the global output and consumption of alumina for the first half of 2022 were approximately 66.79 million tonnes and approximately 67.19 million tonnes, respectively, representing a year-on-year decrease of 1.0% and increase of 3.3%, respectively. The domestic output and consumption of alumina were approximately 37.97 million tonnes and approximately 39.46 million tonnes, respectively, representing a year-on-year increase of 0.6% and 5.4%, respectively.

PRIMARY ALUMINUM MARKET

In the first half of 2022, under the influence of events such as the Russia-Ukraine conflict, the energy crisis in Europe, the Fed's interest rate hike and the pandemic in China, the price of aluminum fell after rising, trending upward.

In the international market, the outbreak of the Russia-Ukraine conflict triggered the energy crisis in Europe. The skyrocketed price of natural gas in Europe forcibly reduced the production of electrolytic aluminum plants and significantly slowed down the efficiency of global cargo circulation. With a prominent shortage of overseas aluminum supply, the prices of electrolytic aluminum in Europe, North America and other regions recorded the highest in history. Since mid-to-late March, major economies, in particular the United States, have been raising interest rates rapidly to curb inflation, triggering financial market concerns about the global economic recession. The pessimism has continued to spread with a serious blow to market confidence. Meanwhile, the flare-up of the pandemic severely hinged China's economy and demand. Against this backdrop, metal prices fell from high and continued to decline, showing an "inverted-V" trend overall with an upward shift. In the first half of 2022, the average prices of current month aluminum futures and three-month aluminum futures at LME were USD3,079 per tonne and USD3,076 per tonne, respectively, representing a year-on-year increase of 37.1% and 36.3%, respectively.

In the domestic market, the domestic aluminum price performed similarly as the international aluminum price, falling after rising. In the first quarter, driven by the aluminum price on the LME, the price of electrolytic aluminum increased significantly to RMB24,255 per tonne. Subsequent to the concerns about the global economic recession caused by the Fed's aggressive interest rate hike policy, suspension of work and production and depressed consumption caused by China's pandemic prevention and control and other factors, aluminum consumption remained stagnant. In addition, China's GDP in the first quarter was far below expectations with insufficient market confidence, and aluminum price fell from a high level. In the first half of 2022, the average prices of current month aluminum futures and three-month aluminum futures at SHFE were RMB21,461 per tonne and RMB21,406 per tonne, representing a year-on-year increase of 23.3% and 23.5%, respectively.

According to the statistics, the global output and consumption of primary aluminum in the first half of 2022 were approximately 34.04 million tonnes and approximately 34.51 million tonnes, respectively, representing a year-on-year increase of 0.4% and decrease of 2.9%, respectively. The domestic output and consumption of primary aluminum were approximately 19.70 million tonnes and approximately 19.65 million tonnes, respectively, representing a year-on-year increase of 0.3% and decrease of 2.5%, respectively.

BUSINESS REVIEW

In the first half of 2022, under the development goal of building itself into a world-class aluminum company with global competitiveness, the Company further implemented new development philosophy, enhanced the capability to create value, deepened all-factor benchmarking, strengthened quality and efficiency improvement by accelerating transformation and upgrading and seizing market opportunities, and achieved new results in high-quality development.

1. Operating results increased significantly, with further improvement of operational quality and brand image. In the first half of the year, the Company gave priority to promoting the resumption of work and production coupled with stability and efficiency, and realized the increase in profits of major products of alumina, carbon, refined alumina and energy. The return on assets has increased significantly. Operating revenue amounted to RMB145,403 million, representing a year-on-year increase of 20.35%. Profit before income tax amounted to RMB6,957 million, representing a year-on-year increase of 14.82%. Net operating cash flow was RMB14,983 million, representing a year-on-year increase of 57.98%; Interest-bearing liabilities decreased by RMB6,776 million as compared with the beginning of the year. Standard & Poor's upgraded the Company's credit rating from "BBB-" to "BBB", while Fitch and CCT maintained their ratings of the Company at the highest level in the industry. The Company expanded green financing channels and successfully issued low-interest carbon neutral green bonds and the first batch of low-carbon transformation bonds totaling RMB1,500 million, leading green development in the industry.

2. The Company deepened benchmarking management and continuously enhanced value creation capability. Chalco Guinea overcame difficulties such as the pandemic and strikes, and the volume of ore transported increased by 750,000 tonnes year-on-year; Baotou Aluminum, Shanxi Zhongrun and Shanxi New Materials achieved full production and operation. Liancheng Branch accelerated the resumption of work and production. The cumulative production of electrolytic aluminum was 450,000 tonnes, and the capacity utilization rate increased by 2.7 percentage points as compared to the corresponding period of last year; Alumina and carbon remained stable with capacity utilization rates increasing 2.8 and 2.1 percentage points, respectively, as compared to the corresponding period of last year; Coal production of Ningxia Energy increased by 3.28 million tonnes year-on-year. The Company deepened the professional benchmarking of alumina, electrolytic aluminum, carbon and energy, and started the process benchmarking. According to the "six-step method", the Company studied and determined 65 full-factor benchmarking programs within 7 types of professions. The Company consolidated the management model of "five standards and one control" for electrolytic aluminum, and promoted the management model of "three improvements and one upgrade" for alumina. The first-grade alumina product rate was 93%, the first-grade aluminum liquid 99.85 tank accounted for 76.7%, and the first-grade carbon product rate was 74.3%, all of which were the best in history; The comprehensive energy consumption of alumina and the comprehensive AC power consumption of aluminum liquid decreased by 11.8 kg of standard coal/tonne and 121 kWh/tonne, respectively, as compared with the same period of last year. The profit per unit product of 8 carbon production lines entered top one-third of the industry. The business outsourcing expenses and the number of external contractors decreased by 20% and 45% year-on-year, respectively.

3. The Company steadily promoted sustainable development and continuously exerted synergy effect. The Company focused on acquiring bauxite and obtained 2 new bauxite exploration rights. The bauxite of Guangxi Jiaomei with an annual output of 2,000,000 tonnes was put into operation in advance; By accelerating the implementation of green industry, the 250MW photovoltaic project in Ningdong was steadily advancing, and the utilization of red mud by enterprises such as Guangxi Branch and Guangxi Huasheng continued to increase. The comprehensive utilization rate of red mud increased to 7.9%. Shanxi New Materials Aluminum Ash Project obtained the operation qualification. The Company accelerated the development of recycled aluminum and acquired and consumed a total of 107,000 tonnes of aluminum waste. By strengthening market forecast and expanding the sources of imported mines, the Company actively responded to the reduction of bauxite exports from Indonesia and Australia, and sign an underwriting agreement of TT coal mine in Mongolia for 10.00 million tonnes coking coal per year. The Company also continued to promote lean procurement and digital operation to effectively reduce the procurement costs of bulk raw materials and fuels such as coal, alkali and coke. The Company reduced the logistics cost by carrying out network freight operation.

4. The Company continued to optimize scientific research system with remarkable achievements in technological research. The Company strengthened mechanism innovation, gathered resources of 9 professional field technology centres, gradually enhanced the synergy of research and development for breakthrough, applied for 5 national level platforms and carried out 35 scientific and technological projects; implemented science and technology development support fund plan, and implemented incentive models such as performance bonus, project dividend and investment follow-up; accelerated the layout of energy-saving and carbon-reducing science and technology research and development in aluminium smelting, carried out integrated industrial trials of complete sets of technologies and accelerated industrialization demonstration and industrial tests of high-purity alumina and high-purity aluminum; Zunyi Aluminium's wet oxidation, desulfurization and decarburization technology has achieved remarkable results, opening up a new path for high-sulphur and high-carbon ore utilization; Nine national and group standards were drafted and issued, and 129 patents were granted.

5. The Company promoted professional and regional integration in an orderly manner and iterated and upgraded digital transformation. The Company implemented refined professional management of alumina and carbon and integrated management and integration of enterprises, and expanded the implementation of professional managers system. The Company formulated a digital "1234" action plan, built a unified data standard system, and the production management and control platform of the excellent technology center was put into trial operation; Guangxi Huasheng Smart Factory has formed 12 replicable modules, increased the labor productivity by 7.8%, and accelerated the replication of smart factories by batches.

6. The Company further deepened the management reform and continuously improved the market-oriented operation mechanism. The Company further refined and improved the contractual management of tenure system and the performance contracts of professional managers, and Zhengzhou Research Institute completed the first round of "scientific reform" tasks in an all-rounded respect. The Company's equity incentives were implemented on schedule, and the first batch of 930 backbone personnel were granted equity, achieving new breakthroughs in the construction of medium and long-term incentive mechanisms. The Company further optimized the process assessment and evaluation of its operating results and the labor employment. The labor productivity of alumina, electrolytic aluminum and carbon increased by 15%, 15% and 19% year-on-year, respectively.

7. The Company continued to strengthen the guidance of Party building and achieved remarkable results in integration and improvement. The Company gave full play to the leading role of the Party Committee in "provide direction, manage the overall situation and promote implementation", by improving the rules of procedure of Party Committee, strictly implementing the "Three Importance and One Greatness" decision-making system and list of major operation and management matters for the Party Committee's research and discussion. Corporate governance has been further improved. By solidly carrying out the themed practice activity of "playing role as front-runners, building a strong army, and serving as a good leader to welcome the 20th National Congress", the Company gave priority to solving the difficulties in production and operation and strengthened the mission and responsibility for the main objectives of activities. In the key links such as pandemic prevention and control, stable production and secure supply, and emergency repair and rescue, the grass-roots Party organizations played the role of stronghold of combat and the party members played a pioneering and exemplary role to provide strong guarantee to ensure the smooth development of the Company's work.

OUTLOOK AND PROSPECT

In the second half of 2022, the Company will continue to follow through the new development concept by adhering to the direction of green, low-carbon and high-quality development, firmly implementing the "Coastal and Overseas" strategy, and continue to optimize the layout structure, promote the industrial cluster development, actively build a new pattern of 3×5 industrial development, accelerate the establishment of a technological innovation system that effectively connects the R&D chain and the industrial chain, and focus on the key areas, key products and key technologies to integrate the industrial chain. The Company will also promote the optimization and upgrading of the industrial chain, firmly become the "chain leader" of the modern aluminum industry chain, thus to give a way to better play its leading role in the industry. The key tasks to be carried out by the Company include:

1. Strengthening value management and promoting quality and efficiency enhancement. The Company will continue to improve the benchmarking system by solidly carrying out professional benchmarking, continuing to deepen process benchmarking, strengthening the replication and promotion of the management model of "three improvements and one upgrade" of alumina and "five standards and one control" of electrolytic aluminum, and establishing a long-term mechanism for management improvement. The Company will improve the market-oriented cost offsetting mechanism, strengthen the management of all staff, all business chains and all cost factors, focus on the key links affecting the efficiency and effectiveness of the Company, increase penetration analysis, promote the three-year cost reduction action in depth, continue to improve cost competitiveness and enhance risk resistance capacity; By strengthening production command and dispatch, the Company will pay close attention to equipment operation management, reduce abnormal suspension of equipment, and achieve long-term, safe and efficient operation; By strengthening its research and judgement, the Company will strive to improve its domestic bauxite supply capacity to reduce mining costs. By optimizing the mining plan in Guinea and expanding the procurement of imported mines, the Company will improve the supply capacity. Therefore, the Company will strengthen the organization of alumina production under complex ore conditions through impurity removal and consumption cost reduction to improve product quality. Through the communication with local enterprises, the Company will strive to ensure power supply and price reduction by improving hierarchical management and control, aiming to achieve full, stable and excellent production. The Company will also carry out the whole process benchmarking for carbon by strengthening the refinement management of each process and improving product quality and increase profitability. In order to achieve safe and stable production, the Company will optimize coal production organization and improve production conditions.

2. Accelerating structural adjustment and optimizing industrial layout. The Company will actively promote the replacement of production capacity in existing mining areas, improving its endeavors in the transfer of exploration rights to mining rights and expansion of relevant mines, and effectively improving the resource supply capacity; By strengthening the research of overseas industrial layout and creating conditions for the construction of overseas alumina production bases, the Company will seize the policy window and implement the 2,000,000 tonnes alumina project of Guangxi Huasheng Phase II. By coordinating the local area network construction and new energy acquisition and accelerating the construction of the Huayun Phase III electrolytic aluminum project, the Company will actively develop new energy industry and accelerate the construction of photovoltaic projects; By advancing strategic cooperation with central energy enterprises and exploring a safer and more efficient energy structure adjustment plan, the Group will accelerate the establishment of smart factory construction specifications, focus on promoting the construction of the second phase of the smart factory of Guangxi Huasheng, and promote and replicate the "one enterprise, one policy" to achieve iterative upgrade.

3. Improving the innovation mechanism to empower high-quality development. By promoting the application and construction of national platform with high quality as well as accelerating the research of key common technologies, Zhengzhou Research Institute will be built into a reform model of the scientific reform demonstration action to deepen the application of the production management and control system of the excellent technology center. By improving the scientific and technological resource coordination capability of the green research institute, the Company will strive to achieve new breakthroughs in scientific and technological research featuring on energy conservation and carbon reduction, and the comprehensive utilization of "three wastes" of red mud and electrolytic aluminum. The field technology center will accelerate industrial testing and industrial demonstration to improve the Company's market competitiveness. Production enterprises will focus on cost reduction and quality improvement by vigorously carrying out various technological breakthroughs and minor reforms to actively promote the transformation and application of relevant achievements, and continuously enhance value creation capabilities. The Company will improve management mechanisms such as "selecting the best candidates to undertake key research projects" and give scientific research leaders and project teams greater voice right. The Company will make good use of incentive policies such as risk mortgage, project dividends and profit sharing from achievement transformation to improve the enthusiasm and initiative of scientific researchers. The Company will also accelerate the construction of a career development system for scientific and technological talents led by chief scientists, so as to facilitate the career development channels for scientific and technological talents, and build a high-level scientific and technological talent team.

4. Accelerating technological breakthroughs and vigorously developing green industries. By implementing its dual-carbon plan, the Company will accelerate the development of energy-saving and carbon-reducing technologies, and continue to promote the innovation and application of energy-saving technologies. The Company will also pick up pace to utilize residual heat of the fluidized bed in the aluminum oxide roasting furnace and promote the industrialization of the application of graphite cathode technology and accelerate the research and development of high-end products. The Company will deepen the action plan for comprehensive utilization of red mud, strengthen communication with local governments, promote cooperation with steel, cement, building materials, transportation and other industries, expand the red mud consumption field, and improve the comprehensive utilization rate of red mud. The Company will accelerate the industrialization demonstrations of technological achievements such as disposal of aluminum electrolytic hazardous waste. The Company will improve the incentive mechanism for secondary aluminum and establish a market-oriented business model for secondary aluminum.

5. Deepening management reform and stimulating vitality. By accelerating the integration of carbon and refined alumina, improving the professional operation level and market competitiveness, the Company will build a "specialized, refined and unique" enterprise. The Company will strictly implement the end-to-end adjustment and incompetence exit system for leaders, extend the contractual management of tenure system to the heads of corporate functional departments and branches, strengthen the management of "one person, one order", and achieve rigid assessment and rigid fulfilment. The Company will improve the "double-link" mechanism between total salary, economic efficiency and labor productivity, implement "monthly assessment and monthly payment", improve the "double-benchmark" incentive mechanism between performance, salary and market, promote differentiated incentives, and established a "multi-level" positive incentive system. By implementing the second batch of equity incentives, the Company will increase the full-cycle incentives for scientific and technological talents. By strengthening the dynamic management of the chief control personnel, the Company will form a good mutual pattern of labor productivity improvement and employee income growth.

6. Continuously improving the corporate governance system. By benchmarking world-class listed companies and carrying out special work to improve the quality of corporate governance, the Company will improve the governance system and standard operation. By strengthening vertical consistency and centralized management, and clarifying the boundary of powers and responsibilities of the Company's headquarters, professional companies, business platforms, scientific research units and entities, the Company will clarify the decision-making authority, and achieve clear boundaries, equal rights and responsibilities featuring efficient management. The Company will promote the standardized operation of the Board and the law-based performance of duties by the management, advance the coordinated operation of each governance body, and comprehensively improve the governance capability and level.

7. Improving the risk prevention and control mechanism and the level of environmental protection. The Company will strengthen market research and judgement, scientifically formulate procurement and sales strategies, strengthen the coordinated operation between business platforms and entities, and strengthen credit management and overseas operation risk prevention and control, so as to ensure the safety of the industrial chain and supply chain, and strive to maximize the overall interests. By implementing production safety measures and comprehensively strengthening the investigation and management of potential safety hazards, the Company will list out the issues in key areas and major hazard sources such as underground mines, tailings ponds and red mud dams, and implement special treatment to ensure that hidden dangers are eliminated on time. By improving the construction of safety production standardization teams, the Company will strive to reach 90% by the end of the year. By implementing the intelligent transformation of high-risk positions as planned, the Company will strive to achieve mechanism of "no man on operation and on duty". By consolidating the integrated management of contractors and intensify the reduction of contractors, the Company will carry out special actions for wastewater treatment and complete the pilot construction of "waste-free plants" at subsidiaries including Guangxi Huasheng and Baotou Aluminum.

8. Further improving the leadership of Party building. The Company will strengthen the benchmarking and improvement of Party building and build on a Party development work system with distinctive characteristics. The Company will continue to give full play to the political and organizational advantages of the Party, improve the working mechanism, and strengthen the implementation of the Party building responsibility system by continuously consolidating the foundation at the grassroots level, deeply promoting the two-way integration, establishing and improving the benchmarking evaluation system, and strengthening the assessment guidance and the application of results. The Company will continuously examine the performance and efficiency of endeavors in the Party building based on the result of the Company's high-quality development.

INTERIM RESULTS

The operating revenue of the Group for the six months ended 30 June 2022 was RMB145,403 million, representing an increase of 20.35% from the same period of the previous year. The net profit attributable to the owners of the Company and earnings per share attributable to the owners of the ordinary shares of the Company for the six months ended 30 June 2022 were RMB3,989 million and RMB0.231, respectively.

INTERIM DIVIDEND

The Company will not distribute interim dividend for the six months ended 30 June 2022.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial data of the Group and the notes thereto contained in this interim results report and other chapters.

BUSINESS SEGMENTS

The Company principally engages in exploration and mining of bauxite and coal resources; production, sales, and technical development of alumina, primary aluminum, aluminum alloy and carbon; international trading, logistics industry, thermal and new energy power generation, etc. The Company's business segments comprise:

Alumina segment consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's electrolytic aluminum enterprises and trading enterprises and externally to customers outside the Group. This segment also includes the production and sales of chemical alumina and gallium metal.

Primary aluminum segment consists of procuring alumina, raw and auxiliary materials and electricity power, smelting alumina to produce primary aluminum, which is sold internally to the Group's trading enterprises and externally to customers outside the Group. This segment also includes the production and sales of carbon products, aluminum alloy products and other electrolytic aluminum products.

Trading segment is mainly engaged in the trading and logistics of alumina, primary aluminum, other nonferrous metal products, and crude fuels such as coal products, as well as raw and auxiliary materials to internal manufacturing enterprises and external customers.

Energy segment consists of coal, electricity generation from coal, wind power and photovoltaic power, and new energy equipment production, etc. Among its major products, coals are sold to internal manufacturing enterprises of the Group and external customers outside the Group; and electricity power generated by public power plants, wind power and photovoltaic power stations is sold to local grid companies.

Corporate and other operating segments include corporate and other aluminum-related research and development and other activities.

RESULTS OF OPERATIONS

The Group's net profit attributable to the shareholders of the Company for the first half of 2022 was RMB3,989 million, representing an increase of RMB895 million from RMB3,094 million for the corresponding period of the previous year, primarily due to the effect of the year-on-year increase in the profits of alumina and coal produced by the Company and of imported coking coal trading business.

REVENUE

The Group's revenue for the first half of 2022 was RMB145,403 million, representing an increase of RMB24,586 million from RMB120,817 million for the corresponding period of the previous year, primarily due to the increase in trading business income and the increase in market prices of major products.

COST OF SALES

The Group's cost of sales for the first half of 2022 was RMB131,109 million, representing an increase of RMB22,556 million from RMB108,553 million for the same period of the previous year, primarily due to the increase in trading business cost and the increase in the prices of crude fuel materials required for producing major products.

EXPENSES FOR THE PERIOD

Selling expenses: The Group's selling expenses for the first half of 2022 amounted to RMB142 million, representing generally the same level with RMB135 million for the same period of the previous year.

Administrative expenses: The Group's administrative expenses for the first half of 2022 amounted to RMB2,406 million, representing generally the same level with RMB2,359 million for the same period of the previous year.

Finance expenses: The Group's finance expenses for the first half of 2022 amounted to RMB1,669 million, representing a decrease of RMB248 million from RMB1,917 million for the same period of the previous year, mainly due to the year-on-year decrease in finance expenses through the Company's reduction in the size of interest-bearing debts and optimization of financing expenses.

RESEARCH AND DEVELOPMENT EXPENSES

The Group's research and development expenses for the first half of 2022 amounted to RMB1,626 million, representing an increase of RMB967 million from RMB659 million for the same period of the previous year. This was mainly due to the fact that the Company actively responded to the national "Dual Carbon" policy by optimizing its own business development and increasing supports in research and investment of energy conservation and emission reduction, high-end products, improvement of production process and comprehensive utilization of red mud and others.

IMPAIRMENT LOSSES ON PROPERTY, PLANT AND EQUIPMENT

In the first half of 2022, the impairment losses on property, plant and equipment of the Group amounted to RMB2,101 million, representing a decrease of RMB2,101 million in profit as compared with the same period of the previous year, which was mainly due to the provision of impairment for assets for the year resulting from the suspension of alumina production lines by Chalco Mining, a subsidiary of the Company, for the change in regional planing of the area in which it located and other factors.

OTHER GAINS/LOSSES, NET

The Group's other gains for the first half of 2022 amounted to RMB250 million, representing an increase in profit of RMB1,426 million as compared with the loss of RMB1,176 million for the same period of the previous year, which was mainly due to the year-on-year increase in profit of settlement of the Company's hedging futures and the impact of the relatively large loss on asset disposal in the same period of the previous year.

INCOME TAX EXPENSES

The Group's income tax expenses for the first half of 2022 amounted to RMB1,010 million, representing a decrease of RMB237 million from RMB1,247 million for the same period of the previous year, mainly due to the effect of the relatively higher deferred income tax assets to be recognized for deductible temporary differences based on the future earnings of its subsidiaries.

ALUMINA SEGMENT

Revenue

In the first half of 2022, the operating revenue of the alumina segment of the Group amounted to RMB27,958 million, representing an increase of RMB3,715 million from RMB24,243 million in the same period of previous year, which was mainly due to the year-on-year increase of sales price of alumina.

Segment Results

The Group's total profit in the alumina segment for the first half of 2022 was RMB1,171 million, representing a decrease of RMB233 million from RMB1,404 million for the same period of the previous year, which was mainly due to the year-on-year increase of operating profit from alumina products of the Company as well as the decrease in profit incurred from the provision on asset impairment for certain production lines based on the changes from external environment during the year.

PRIMARY ALUMINUM SEGMENT

Revenue

In the first half of 2022, the operating revenue of the primary aluminum segment of the Group amounted to RMB41,928 million, representing an increase of RMB9,364 million from RMB32,564 million in the same period of previous year, which was mainly due to the year-on-year increase of sales price of electrolytic aluminum.

Segment Results

The Group's profit before income tax in the primary aluminum segment for the first half of 2022 was RMB3,911 million, representing a decrease of RMB1,881 million from RMB5,792 million for the same period of the previous year, which was mainly due to the effect of the year-on-year decrease of gross profit from electrolytic aluminum products for the year as well as the decrease in profit incurred from the expenses from resumption of work and production in Liancheng Branch for the year.

TRADING SEGMENT

Revenue

The Group's revenue from the trading segment for the first half of 2022 was RMB120,508 million, representing an increase of RMB22,571 million from RMB97,937 million for the same period of the previous year, mainly due to the effect of the year-on-year increase both in sale and price from imported coking coal, coupled with the year-on-year increase in sale and price from trading-type products, in the first half of the year.

Segment Results

The Group's profit before income tax in the trading segment for the first half of 2022 was RMB1,243 million, representing an increase in profit of RMB548 million from RMB695 million for the same period of the previous year, mainly due to the effect of the increase in profit from imported coking coal, coupled with the increase in profit from other trading-type products.

ENERGY SEGMENT

Revenue

The Group's revenue from the energy segment for the first half of 2022 was RMB4,819 million, representing an increase of RMB1,666 million from RMB3,153 million for the same period of the previous year, which was mainly due to the effect of year-on-year increase in production and sales volume of coal of the Company.

Segment Results

The Group's profit before income tax income tax in the energy segment for the first half of 2022 was RMB1,091 million, representing an increase in profit of RMB1,524 million from RMB-433 million for the same period of the previous year, which was mainly due to the year-on-year increase in profit as a result of the year-on-year increase in production and sales volume of coal of the Company.

CORPORATE AND OTHER OPERATING SEGMENTS

Revenue

The Group's revenue from corporate and other operating segments for the first half of 2022 was RMB289 million, representing generally the same level with RMB244 million for the same period of the previous year.

Segment Results

The Group's profit before income tax from corporate and other operating segments for the first half of 2022 was RMB-171 million, representing an increase in profit of RMB734 million from RMB-905 million for the same period of the previous year, which was mainly due to the increase in profit from hedging futures as well as the relatively higher losses in investment in the equity interest and creditor's rights of investees in the previous year.

STRUCTURE OF ASSETS AND LIABILITIES

Current Assets and Liabilities

As at 30 June 2022, the Group's current assets amounted to RMB57,581 million, representing an increase of RMB8,867 million from RMB48,714 million as at the end of the previous year, primarily due to the increase in operating profit and the improvement in working capacity of the capital.

As at 30 June 2022, the Group's current liabilities amounted to RMB53,899 million, representing an increase of RMB1,718 million from RMB52,181 million as at the end of the previous year, mainly due to the increase in payables for purchase resulting from the effect of the increase in crude fuel material price as well as strengthened account period management by the Company.

Non-Current Assets and Liabilities

As at 30 June 2022, the Group's non-current assets amounted to RMB137,226 million, representing a decrease of RMB6,494 million from RMB143,720 million as at the end of the previous year. This was mainly due to the impact of depreciation and amortization of long-term assets.

As at 30 June 2022, the Group's non-current liabilities amounted to RMB63,006 million, representing a decrease of RMB4,407 million from RMB67,413 million as at the end of the previous year. This was mainly due to the decrease in medium and long-term interest-bearing debts.

As at 30 June 2022, the gearing ratio of the Group was 60.01% (which was computed by dividing the total liabilities by the total assets of the Group as at 30 June 2022), representing a decrease of 2.14 percentage points from 62.15% as of the end of the previous year, which was mainly due to the decrease in interest-bearing debts of the Company.

CAPITAL EXPENDITURES, CAPITAL COMMITMENTS AND INVESTMENT UNDERTAKINGS

As of 30 June 2022, the Group's project investment expenditures (excluding equity investment) amounted to RMB2,094 million, of which: infrastructure and technological transformation investment accounted for 83.09%; resource development investment accounted for 13.66%; scientific research investment accounted for 3.25%.

As of 30 June 2022, the Group's contracted but not provided capital commitment to fixed assets investment amounted to RMB1,001 million.

As of 30 June 2022, the Group's investment undertakings to joint ventures and associates amounted to RMB442 million, comprising RMB400 million to Chinalco Overseas Development Co., Ltd.* (中鋁海外發展有限公司), RMB8 million to Loudi Zhongyu New Materials Co., Ltd.* (婁底中禹新材料有限公司), RMB28 million to Shanxi Qinlv Taiyue New Materials Co., Ltd.* (山西沁鋁太岳新材料有限公司) and RMB6 million to Chinalco Tendering Company Limited* (中鋁招標有限公司), respectively.

CASH AND CASH EQUIVALENTS

As of 30 June 2022, the Group's cash and cash equivalents amounted to RMB18,873 million.

CASH FLOWS FROM OPERATING ACTIVITIES

In the first half of 2022, the Group's cash flows generated from operating activities were net cash inflows amounting to RMB14,983 million, representing an increase of RMB5,499 million in cash inflows from RMB9,484 million of net cash inflows for the same period of the previous year. This was mainly due to the impact of the improvement in working capacity of the capital of the Company and year-on-year increase in profit.

CASH FLOWS FROM INVESTING ACTIVITIES

In the first half of 2022, the Group's cash flows generated from investing activities were net cash outflows amounting to RMB5,929 million, representing an increase of RMB292 million in cash outflows from RMB5,637 million of net cash outflows for the same period of the previous year. This was mainly due to the effect of the year-on-year increase in capital expenditures during the year, and the higher collection of external foreign investment amount in the corresponding period of last year.

CASH FLOWS FROM FINANCING ACTIVITIES

In the first half of 2022, the Group's cash flows generated from financing activities were net cash outflows amounting to RMB8,079 million, representing an increase of RMB1,761 million in cash outflows from RMB6,318 million of net cash outflows for the same period of the previous year. This was mainly attributable to the increase in repayment of borrowings.

OVERALL ANALYSIS OF EXTERNAL EQUITY INVESTMENTS

As of 30 June 2022, the Group's long-term equity investments amounted to RMB13,130 million, representing an increase of RMB142 million from RMB12,988 million as at the end of 2021, which was primarily due to the increase in the investment income recognised for share-holding enterprises.

EXCHANGE RATE FLUCTUATION RISK AND HEDGING

Certain subsidiaries of the Company have been operating import and export business for long and are exposed to the risk of exchange rate fluctuations. In order to mitigate the impact of exchange rate fluctuations on the profits of such enterprises, as considered and approved at the twenty-sixth meeting of the seventh session of the Board of the Company held on 22 March 2022, such subsidiaries were approved to carry out monetary financial derivatives business, the types of which included but were not limited to derivative businesses such as forward settlement and sale of US dollars, with a term from 1 April 2022 to 31 March 2023, and during the aforesaid term, the hedging quota of US dollar exchange rate for such subsidiaries shall not exceed US$1,517 million.

Please refer to the relevant announcement of the Company dated 22 March 2022 for details of the above matter.

INVESTMENT OF THE COMPANY

USE OF PROCEEDS

At the 24th meeting of the seventh session of the Board of the Company held on 21 December 2021, the Company considered and approved the relevant proposals on the Company's 2021 Restricted Shares Incentive Scheme (the "**Incentive Scheme**"). The Company proposed to issue no more than 141,000,000 restricted A shares to the participants under the Incentive Scheme. Specifically, 131,000,000 shares are proposed to be granted under the First Grant, and 10,000,000 shares are reserved to be granted. On 26 April 2022, the Company considered and approved the relevant proposals on the Company's 2021 Restricted Shares Incentive Scheme at the 2022 first extraordinary general meeting, 2022 first class meeting for A shareholders and 2022 first class meeting for H shareholders.

Given that the conditions of the grant specified in the Incentive Scheme have been fulfilled, and as authorised by the 2022 first extraordinary general meeting, the 2022 first class meeting for A shareholders and the 2022 first class meeting for H shareholders, on 24 May and 25 May 2022, the 16th meeting of the seventh session of the Supervisory Committee and the 29th meeting of the seventh session of the Board of the Company were held respectively, at which the Resolution on the Relevant Matters on the Adjustment to the 2021 Restricted Shares Incentive Scheme and the Resolution on First Grant of Restricted Shares to Participants were considered and passed, pursuant to which, 25 May 2022 was approved as the grant date, and 113,438,200 Restricted A Shares were to be granted to 943 Participants at the Grant Price of RMB3.08 per share.

On 14 June 2022, the Company received the Securities Transfer Registration Certificate issued by Shanghai Branch of China Securities Depository and Clearing Corporation Limited ("**CSDC Shanghai Branch**"). The registration of the Restricted Shares under the First Grant of the Incentive Scheme of the Company has been completed as follows: 25 May 2022 was the grant date, and 112,270,300 Restricted A Shares were granted to 930 Participants at the Grant Price of RMB3.08 per share (with a par value of RMB1 per share). According to the Capital Verification Report of Aluminium Corporation of China Limited (Jonten [2022] Yan Zi No. 90027) issued by Jonten Certified Public Accountants (Limited Liability Partnership) on 1 June 2022, as of 1 June 2022, the Company has received capital contributions of RMB345,792,524.00 from 930 Participants. All proceeds under the Incentive Scheme will be used to replenish the working capital of the Company.

As of 30 June 2022, the Company has used all the proceeds and the interest received on the bank deposits in relation to the proceeds raised (approximately RMB652,300) to replenish the working capital of the Company.

For details of the above matters, please refer to the announcements of the Company dated 21 December 2021, 22 December 2021, 4 March 2022, 6 April 2022, 21 April 2022, 26 April 2022, 25 May 2022 and 14 June 2022 and the circular of the Company dated 7 March 2022, respectively.

PROJECTS FINANCED BY NON-PUBLICLY-RAISED FUNDS

During the reporting period, the Company had no material non-fund raising project investment.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

The changes in directors, supervisors and senior management of the Company during the reporting period are as follows:

At the 28th meeting of the seventh session of the Board of the Company held on 26 April 2022, the Resolution on the Nomination of Candidates for the Eighth Session of the Board of the Company was considered and approved, in which the Board agreed to nominate Mr. Chen Pengjun as a candidate of non-executive director for the eighth session of the Board of the Company as the term of office of Mr. Wang Jun, a former non-executive director of the Company, had expired. On 21 June 2022, the 2021 annual general meeting convened by the Company elected and approved Mr. Chen Pengjun as a non-executive director of the eighth session of the Board of the Company, with Mr. Wang Jun retiring from office on the same day.

Due to work reasons, Mr. Guan Xiaoguang resigned as an employee representative supervisor of the Company with effect from 18 March 2022. As elected at the employees' representatives meeting of the Company, Ms. Xu Shuxiang was elected as an employee representative supervisor of the seventh session of the supervisory committee of the Company on 18 March 2022.

Due to personal reasons, Mr. Wang Jun, the former chief financial officer and secretary to the Board of the Company, tendered his resignation. The Resolution on the Change of Chief Financial Officer and Secretary to the Board was considered and approved at the 26th meeting of the seventh session of the Board of the Company held on 22 March 2022, agreeing to dismiss Mr. Wang Jun as chief financial officer and secretary to the Board and to appoint Mr. Ge Xiaolei as chief financial officer and secretary to the Board of the Company. On 24 July 2022, the Resolution on the Appointment of Joint Company Secretaries was considered and approved at the second meeting of the eighth session of the Board of the Company, agreeing to appoint Mr. Ge Xiaolei and Ms. Ng Ka Man as joint company secretaries of the Company.

In addition to the above changes, in view of the expiry of the term of the seventh session of the Board and the seventh session of the Supervisory Committee of the Company in June 2022, as considered and approved at the 15th meeting of the seventh session of the Supervisory Committee, the 28th meeting of the seventh session of the Board and the 2021 annual general meeting of the Company held on 25 April, 26 April and 21 June 2022, respectively, the directors of the eighth session of the Board and the shareholder representative supervisors of the eighth session of the Supervisory Committee of the Company were elected. At the same time, the employees' representatives meeting of the Company also elected the employee representative supervisors of the eighth session of the Supervisory Committee of the Company.

For details of the above changes in directors, supervisors and senior management of the Company, please refer to the relevant announcements of the Company dated 18 March 2022, 22 March 2022, 26 April 2022, 21 June 2022 and 24 July 2022, respectively.

As at the date of this report, the directors of the eighth session of the Board, the supervisors of the eighth session of the Supervisory Committee and other senior management of the Company are as follows.

DIRECTORS

Executive Directors

Mr. Liu Jianping (Chairman, re-appointed on 21 June 2022)
Mr. Zhu Runzhou (Re-appointed on 21 June 2022)
Mr. Ou Xiaowu (Re-appointed on 21 June 2022)
Mr. Jiang Tao (Re-appointed on 21 June 2022)

Non-executive Directors

Mr. Zhang Jilong (Re-appointed on 21 June 2022)
Mr. Chen Pengjun (Appointed on 21 June 2022)

Independent Non-executive Directors

Mr. Qiu Guanzhou (Re-appointed on 21 June 2022)
Mr. Yu Jinsong (Re-appointed on 21 June 2022)
Ms. Chan Yuen Sau Kelly (Re-appointed on 21 June 2022)

SUPERVISORS

Shareholder Representative Supervisors

Mr. Ye Guohua (Chairman of the Supervisory Committee, re-appointed on 21 June 2022)
Ms. Shan Shulan (Re-appointed on 21 June 2022)
Ms. Lin Ni (Re-appointed on 21 June 2022)

Employee Representative Supervisors

Mr. Yue Xuguang (Re-appointed on 21 June 2022)
Ms. Xu Shuxiang (Appointed on 18 March 2022 and re-appointed on 21 June 2022)

OTHER SENIOR MANAGEMENT

Mr. Wu Maosen (Vice President, appointed on 21 March 2019)
Mr. Ge Xiaolei (Chief Financial Officer and Secretary to the Board, appointed on 22 March 2022; Joint Company Secretary, appointed on 24 July 2022)

CHANGES OF POSITIONS HELD IN OTHER ENTITIES BY DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVE OF THE COMPANY

During the reporting period, changes of positions held by the directors, supervisors and chief executive of the Company in other entities are as follows.

Name	Name of other entity	Position	Date of appointment	Date of termination
Ou Xiaowu	China Aluminum International Engineering Corporation Limited*	Supervisor	30 June 2011	8 April 2022
Yu Jinsong	Zhongshan Broad-Ocean Motor Co., Ltd.	Independent director	11 August 2015	28 June 2022
Lin Ni	China Aluminum International Engineering Corporation Limited*	Supervisor	8 April 2022	–

Notes:

1. On 8 April 2022, the first extraordinary general meeting of China Aluminum International Engineering Corporation Limited* ("**China Aluminum International**") for 2022 was held, at which the supervisors of the fourth session of the supervisory committee were elected. Mr. Ou Xiaowu retired as a supervisor of China Aluminum International due to the expiry of his term of office; Ms. Lin Ni was elected as a supervisor of the fourth session of the supervisory committee of China Aluminum International.

2. On 28 June 2022, the 2021 annual general meeting of Zhongshan Broad-Ocean Motor Co., Ltd. ("**Broad-Ocean Motor**") was held, at which the directors of sixth session of the board of directors were elected and Mr. Yu Jinsong retired as an independent director of Broad-Ocean Motor due to the expiry of his term of office.

EMPLOYEES, PENSION PLANS AND WELFARE FUND

As of 30 June 2022, the Group had 57,654 employees. In the first half of 2022, the Group had paid remunerations of approximately RMB4,170 million in total to its employees. The remuneration package of the employees includes salaries, bonuses, allowances, subsidies and welfare benefits including medical care, housing subsidies, childbirth, unemployment, work-related injury, pension and other miscellaneous items.

In accordance with the applicable regulations of the PRC, the Company has participated in various pension plans organized by relevant provincial and municipal governments, under which the Company and its subsidiaries are required to contribute an amount equivalent to a specified percentage of the sum of its employees' salaries, bonuses and various allowances to the pension fund. The percentage of such contributions in the employee payroll is around 16%.

The Company works closely with its employees to provide them with a fair working environment. The Company attaches great importance to the development of its employees and provides them with various training opportunities including internal trainings and courses offered by professional organizations, so as to keep them abreast of the latest development in the market, industry and various businesses.

In order to further improve the corporate governance structure, establish a sustainable and stable incentive and restraint mechanism, bring sustainable returns to shareholders, build a community of shared interests among shareholders, the Company and employees, fully mobilize the enthusiasm of core employees, support the Company's strategy and long-term steady development, attract, retain and motivate excellent talents, and advocate the concept of common sustainable development of the Company and employees, the Company adopted the 2021 Restricted Share Incentive Scheme and completed the registration for the First Grant of 112,270,300 restricted A shares to 930 Participants, including directors, senior management, middle-level management and core technological (business) backbone of the Company in June 2022. For details, please refer to the section headed "Investment of the Company".

STRUCTURE AND CHANGE OF SHARE CAPITAL AND PARTICULARS OF SHAREHOLDERS

SHARE CAPITAL STRUCTURE

Aluminum Corporation of China ("**Chinalco**") is the single largest shareholder of the Company, which directly held 5,050,376,970 A shares of the Company as of 30 June 2022, representing approximately 29.47% of total issued share capital of the Company, and together with its subsidiaries held an aggregate of 5,295,895,019 A shares and 178,590,000 H shares of the Company, representing approximately 31.95% of total issued share capital of the Company.

As of 30 June 2022, the share capital structure of the Company was as follows:

	As of 30 June 2022	
	Number of shares held *(In million)*	Percentage of issued share capital *(%)*
A shares	**13,190.98**	**76.98**
Including: Tradable shares not subject to trading moratorium	**13,078.71**	**76.33**
Shares subject to trading moratorium	**112.27**	**0.65**
H shares	**3,943.97**	**23.02**
Total	**17,134.94**	**100.00**

According to the publicly available information and to the best knowledge of the Company's directors, as of 30 June 2022, the share capital structure of the Company can maintain a sufficient public float and is in compliance with the requirement of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Hong Kong Listing Rules**").

SUBSTANTIAL SHAREHOLDERS WITH SHAREHOLDING OF 5% OR MORE

So far as the directors of the Company are aware, as of 30 June 2022, the following persons (other than the directors, supervisors and president (chief executive) of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance of Hong Kong or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the Securities and Futures Ordinance of Hong Kong, or as otherwise notified to the Company and the Hong Kong Stock Exchange.

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued share capital	Percentage in total issued share capital
Chinalco	A shares	5,295,895,019(L)Note1	Beneficial owner/interests of controlled corporations	40.15%(L)	30.91%(L)
	H shares	178,590,000(L)Note1	Interests of controlled corporations	4.53%(L)	1.04%(L)
UBS Group AG	H shares	381,136,481(L)Note2	Interests of controlled corporations	9.66%(L)	2.22%(L)
		194,607,259(S)Note2	Interests of controlled corporations	4.93%(S)	1.14%(S)
BlackRock, Inc.	H shares	265,795,130(L)Note3	Interests of controlled corporations	6.74%(L)	1.55%(L)
		11,028,000(S)Note3	Interests of controlled corporations	0.28%(S)	0.06%(S)
Atlas OCM Holdings LLC	H shares	202,144,996(L)Note4	Interests of controlled corporations	5.13%(L)	1.18%(L)
Karsh Bruce Allen	H shares	202,144,996(L)Note4	Interests of controlled corporations	5.13%(L)	1.18%(L)
Marks Howard Stanley	H shares	202,144,996(L)Note4	Interests of controlled corporations	5.13%(L)	1.18%(L)
Oaktree Capital Group Holdings GP, LLC	H shares	202,144,996(L)Note4	Interests of controlled corporations	5.13%(L)	1.18%(L)
Oaktree Capital Group Holdings, L.P.	H shares	202,144,996(L)Note4	Interests of controlled corporations	5.13%(L)	1.18%(L)

Name of substantial shareholder	Class of shares	Number of shares held	Capacity	Percentage in the relevant class of issued share capital	Percentage in total issued share capital
Oaktree Capital Management GP LLC	H shares	202,144,996(L)[Note4]	Interests of controlled corporations	5.13%(L)	1.18%(L)
Oaktree Capital Management, L.P.	H shares	202,144,996(L)[Note4]	Investment manager	5.13%(L)	1.18%(L)
Brown Brothers Harriman & Co.	H shares	198,430,947(L) 198,430,947(P)	Approved lending agent Approved lending agent	5.03%(L) 5.03%(P)	1.16%(L) 1.16%(P)

(L) The letter "L" denotes a long position. (S) The letter "S" denotes a short position. (P) The letter "P" denotes a lending pool.

The information of H shareholders is based on the disclosure of interests system of the Hong Kong Stock Exchange.

Notes:

1. These interests included 5,050,376,970 A shares directly held by Chinalco, and an aggregate interest of 245,518,049 A shares and 178,590,000 H shares held by various controlled subsidiaries of Chinalco, comprising 238,377,795 A shares held by Baotou Aluminum (Group) Co., Ltd.* (包頭鋁業(集團)有限責任公司) ("**Baotou Aluminum Group**"), 7,140,254 A shares held by Chinalco Asset Operation and Management Co., Ltd* (中鋁資產經營管理有限公司) ("**Chinalco Asset**", the A shares of the Company held by Chinalco Asset were previously held by Chinalco Shanxi Aluminum Co., Ltd.* (中鋁山西鋁業有限公司) ("**Shanxi Aluminum**"), which transferred such shares to Chinalco Asset in March 2022) and 178,590,000 H shares held by Aluminum Corporation of China Overseas Holdings Limited* (中鋁海外控股有限公司) ("**Chinalco Overseas Holdings**").

2. These interests were held by various corporations controlled by UBS Group AG. Among the aggregate interests in the long position in H shares, 261,229,616 H shares were held as derivatives; among the aggregate interests in the short position in H shares, 132,434,766 H shares were held as derivatives.

3. These interests were held by various corporations controlled by BlackRock, Inc.. Among the aggregate interests in the long position in H shares, 122,000 H shares were held as derivatives; among the aggregate interests in the short position in H shares, 11,028,000 H shares were held as derivatives.

4. These holders of the interests were in a controlling relationship and were interested in the same group of H shares.

Save as disclosed above and so far as the directors of the Company are aware, as of 30 June 2022, no other person (other than the directors, supervisors and president (chief executive) of the Company) had any interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance of Hong Kong and as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance of Hong Kong, or was otherwise a substantial shareholder of the Company.

CHANGES IN SHARES

On 13 June 2022, the registration procedures for the First Grant of shares under the 2021 Restricted Share Incentive Scheme were completed. The Certificate of Registration of Change in Securities was issued by the CSDC Shanghai Branch, and the number of shares under the First Grant was 112,270,300 shares. Upon completion of the grant, the total share capital of the Company was changed from 17,022,672,951 shares to 17,134,943,251 shares. For details of the matters, please refer to the announcement of the results of the First Grant of the 2021 Restricted Share Incentive Scheme of the Company dated 14 June 2022.

Before and after the change, the share capital of the Company was as follows:

	Before the change		**Changes**	**After the change**	
	Number	**Proportion** *(%)*	**Issuance of new shares**	**Number**	**Proportion** *(%)*
I.Shares subject to trading moratorium	–	–	112,270,300	112,270,300	0.65
II.Tradable shares not subject to trading moratorium					
1.RMB denominated ordinary shares	13,078,706,983	76.83	–	13,078,706,983	76.33
2.Overseas listed foreign invested shares	3,943,965,968	23.17	–	3,943,965,968	23.02
III.Total shares	17,022,672,951	100.00	112,270,300	17,134,943,251	100.00

APPROVAL OF CHANGES IN SHARES

On 20 April 2022, the Company received the "Approval on the Implementation of the Restricted Share Incentive Scheme by Aluminum Corporation of China Limited*" (Guo Zi Kao Fen [2022] No. 157) from the State-owned Assets Supervision and Administration Commission of the State Council (the "**SASAC**"). The SASAC approved the implementation of the restricted share incentive scheme by the Company in principle. On 26 April 2022, the Company considered and approved the relevant proposals on the 2021 Restricted Share Incentive Scheme at the 2022 first extraordinary general meeting, the 2022 first class meeting for A shareholders and the 2022 first class meeting for H shareholders. On 13 June 2022, the registration procedures for the First Grant of shares under the 2021 Restricted Share Incentive Scheme were completed, and the Certificate of Registration of Change in Securities was issued by the CSDC Shanghai Branch.

For details of the above matters, please refer to the relevant announcements of the Company dated 21 April 2022, 26 April 2022 and 14 June 2022, respectively.

TOTAL NUMBER OF SHAREHOLDERS AT THE END OF THE REPORTING PERIOD

As of 30 June 2022, the Company had 603,855 holders of A shares and H shares in total.

SHAREHOLDINGS OF TOP TEN SHAREHOLDERS

Unit: shares

Name of shareholders (in full)	Number of shares held at the end of the reporting period	Class of shares	Percentage of shareholding (%)	Changes in shares during the reporting period
Aluminum Corporation of China *Note 1*	5,050,376,970	A shares	29.47	0
Hong Kong Securities Clearing Company Limited (H shares) *Note 2*	3,934,583,479	H shares	22.96	101,052
Huarong Ruitong Equity Investment Management Co., Ltd.* (華融瑞通股權投資管理有限公司)	660,019,327	A shares	3.85	0
China Life Insurance Company Limited* (中國人壽保險股份有限公司)	558,793,900	A shares	3.26	0

Name of shareholders (in full)	Number of shares held at the end of the reporting period	Class of shares	Percentage of shareholding (%)	Changes in shares during the reporting period
China Securities Finance Corporation Limited* (中國證券金融股份有限公司)	448,284,993	A shares	2.62	0
Baotou Aluminum (Group) Co., Ltd.* (包頭鋁業(集團)有限責任公司)	238,377,795	A shares	1.39	0
Hong Kong Securities Clearing Company Limited (A shares)	208,495,932	A shares	1.22	-215,141,381
Shenzhen Zhaoping Chalco Investment Center LLP* (深圳市招平中鋁投資中心(有限合夥))	86,024,384	A shares	0.50	0
ICBC Credit Suisse Fund – Agricultural Bank – ICBC Credit Suisse China Securities and Financial Assets Management Program*	47,256,150	A shares	0.27	0
China Southern Fund – Agricultural Bank – China Southern China Securities and Financial Assets Management Program*	45,382,251	A shares	0.26	0

Notes:

1. The number of shares held by Chinalco does not include the A shares of the Company indirectly held by it through its subsidiaries Baotou Aluminum Group and Chinalco Asset and the H shares of the Company indirectly held by it through its subsidiary Chinalco Overseas Holdings. As of 30 June 2022, Chinalco, together with its subsidiaries, holds 5,474,485,019 shares of the Company, including 5,295,895,019 A shares and 178,590,000 H shares, accounting for approximately 31.95% of the total issued share capital of the Company.

2. 3,934,583,479 H shares of the Company held by Hong Kong Securities Clearing Company Limited include 178,590,000 H shares it holds on behalf of Chinalco Overseas Holdings, a subsidiary of Chinalco.

INTERESTS IN SHARES HELD BY DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS

As of 30 June 2022, the interests held by the directors and president (chief executive) of the Company were as follows:

1. Mr. Zhu Runzhou, an executive director and president of the Company, directly held 270,000 A shares of the Company.

2. Mr. Ou Xiaowu, an executive director of the Company, directly held 250,000 A shares of the Company.

3. Mr. Jiang Tao, an executive director and vice president of the Company, directly held 230,000 A shares of the Company; his spouse, Ms. Shi Biqiong, directly held 4,000 A shares of the Company. Pursuant to the Securities and Futures Ordinance of Hong Kong, Mr. Jiang Tao is deemed to be interested in the 4,000 A shares of the Company held by Ms. Shi Biqiong.

Name	Position in the Company	Nature of interests	A Shares held in the Company	Percentage in total issued share capital of the Company
Zhu Runzhou	Executive Director, President	Beneficial owner	270,000 shares	0.0020%
Ou Xiaowu	Executive Director	Beneficial owner	250,000 shares	0.0019%
Jiang Tao	Executive Director,	Beneficial owner	230,000 shares	0.0017%
	Vice President	Spouse's interests	4,000 shares	0.000030%
Total	/	/	754,000 shares	0.0057%

The above interests beneficially owned by Mr. Zhu Runzhou, Mr. Ou Xiaowu and Mr. Jiang Tao are all interests granted to them under the 2021 Restricted Share Incentive Scheme of the Company.

Save as disclosed above, as at 30 June 2022, none of the directors, supervisors or their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the Securities and Futures Ordinance of Hong Kong), which were (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance of Hong Kong; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the Securities and Futures Ordinance of Hong Kong; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

Save as disclosed above, Mr. Wu Maoshen, a vice president of the Company, was granted 260,000 A shares of the Company under the 2021 Restricted Share Incentive Scheme of the Company. Otherwise, for the six months ended 30 June 2022, none of the directors, supervisors, president (chief executive), senior management of the Company or their spouses or children under the age of 18 was granted the right to acquire any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the Securities and Futures Ordinance of Hong Kong).

REPURCHASE, SALE AND REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor its subsidiaries purchased or sold any shares of the Company during the six months ended 30 June 2022. The Company did not redeem any of its shares during the reporting period.

CHARGE AND PLEDGES ON GROUP ASSETS

As of 30 June 2022, the Group's assets charged and pledged for bank borrowings included property, plant and equipment, land use right, intangible assets and investment in associates, accounts receivable and notes receivable. The aggregate amount of the charged assets was RMB7,309 million. In the meantime, the Group also obtained certain bank borrowings by pledging its contractual rights to charge users for electricity generated and investment in subsidiaries. For details, please refer to Note 11 to the financial statements.

GUARANTEES

As of 30 June 2022, the Company had no external guarantees (excluding guarantees provided to subsidiaries), and the balance of guarantees provided to subsidiaries amounted to approximately RMB13,091 million, details of which are as follows:

1. As of 30 June 2022, the balance of the guarantee mutually provided between Chalco Ningxia Energy Group Co., Ltd., a controlled subsidiary of the Company, and its subsidiaries amounted to RMB1,344.34 million.

2. In July 2021, the Company provided guarantee for three-year senior bonds of USD500 million and five-year senior bonds of USD500 million issued by Chalco Hong Kong Investment Company Limited ("**Chalco Hong Kong Investment**"), respectively. As of 30 June 2022, the balance of the guarantee provided by the Company to Chalco Hong Kong Investment amounted to USD1,000 million (equivalent to approximately RMB6,711.4 million).

3. In March 2017, Baotou Aluminum Co., Ltd. ("**Baotou Aluminum**") entered into a maximum financial guarantee agreement (《最高額保證合同》) with Baotou Branch of Shanghai Pudong Development Bank, pursuant to which Baotou Aluminum would provide guarantee in respect of financing up to RMB2,000 million in total for its controlled subsidiary, Inner Mongolia Huayun New Materials Co., Ltd.* (內蒙古華雲新材料有限公司) ("**Inner Mongolia Huayun**"). The guarantee period was two years from the date of expiry of the term for repayment of each loan under the principal contract. As of 30 June 2022, the balance of the guarantee provided by Baotou Aluminum to Inner Mongolia Huayun amounted to RMB568.75 million.

4. In August 2018, China Aluminum International Trading Co., Ltd. ("**Chalco Trading**") entered into a guarantee contract with Dalian Commodity Exchange, pursuant to which Chalco Trading would provide guarantee of RMB1,000 million for Chalco Inner Mongolian International Trading Co., Ltd.* (中鋁內蒙古國貿有限公司) ("**Inner Mongolian Trading**"). As of 30 June 2022, the aforesaid guarantee contract was discharged and the balance of the guarantee was RMB0.

5. In November 2019, the Company provided financing guarantee for Chalco Energy Holdings Co., Ltd.* (中國鋁業能源控股有限公司) ("**Chalco Energy Holdings**"), a subsidiary of the Company, due to the financing of the mining project in Boffa, Guinea. As of 30 June 2022, the balance of the guarantee provided by the Company to Chalco Energy Holdings amounted to RMB876.875 million.

6. In December 2021, China Aluminum Logistics Group Corporation Co., Ltd ("**Chalco Logistics**") entered into a guarantee contract with Shanghai Futures Exchange, pursuant to which Chalco Logistics would provide guarantee for its controlled subsidiary Chalco Logistics Group Central International Port Co., Ltd.* (中鋁物流集團中部國際陸港有限公司) ("**Central Port**") by its net assets. As of 30 June 2022, the balance of the guarantee provided by Chalco Logistics to Central Port amounted to RMB1,100 million.

7. In August 2020, the Company provided guarantee for the bank loans of Boffa Port Investment Co., Ltd. (博法港口投資有限公司) ("**Boffa Port**"), a subsidiary of the Company. As of 30 June 2022, the balance of the guarantee provided by the Company to Boffa Port amounted to RMB224.4 million.

8. In May 2021, Chalco International Trading Group Co., Ltd. ("**Chalco International Trading Group**") entered into a guarantee contract with Zhengzhou Commodity Exchange, pursuant to which Chalco Trading Group would provide guarantee for its controlled subsidiary Inner Mongolian Trading by its net assets. As of 30 June 2022, the balance of the guarantee provided by Chalco Trading Group to Inner Mongolian Trading amounted to RMB2,265.25 million.

CORPORATE GOVERNANCE

The Articles of Association, the Rules of Procedures for the Shareholders' Meetings of Aluminum Corporation of China Limited (the "**Rules of Procedures for the Shareholders' Meetings**"), the Rules of Procedures for the Board Meetings of Aluminum Corporation of China Limited (the "**Rules of Procedures for the Board Meetings**"), the Rules of Procedures for the Meetings of the Supervisory Committee of Aluminum Corporation of China Limited (the "**Rules of Procedures for the Meetings of the Supervisory Committee**"), the detailed implementation rules for the special committees under the Board, the Code of Conduct for Securities Dealings by Directors, Supervisors and Specific Employees and other relevant systems of the Company constitute the framework for the codes on corporate governance of the Company. The Board has reviewed its corporate governance documents, and is of the view that such documents have incorporated the principles and code provisions in the Code on Corporate Governance Practices (the "**CG Code**") as set out in Appendix 14 to the Hong Kong Listing Rules and the requirements under the Guidelines of the Shanghai Stock Exchange for Internal Control of Listed Companies (the "**Internal Control Guidelines**"). During the reporting period, the Board is of the view that the Company has complied with the code provisions of the CG Code and the requirements under the Internal Control Guidelines.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY THE DIRECTORS, SUPERVISORS AND RELEVANT EMPLOYEES

The Board of the Company has formulated written guidelines on securities transactions by the directors, supervisors and relevant employees of the Company, the terms of which are more stringent than the required standards set out in the Model Code under Appendix 10 of the Hong Kong Listing Rules and the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange. After a specific enquiry made by the Company, all directors, supervisors and relevant employees have confirmed their compliance with the required standards set out in the written guidelines.

THE BOARD AND ITS COMMITTEES, SUPERVISORY COMMITTEE AND GENERAL MEETING

THE BOARD

During the reporting period, the seventh session of the Board of the Company comprised four executive directors, namely Mr. Liu Jianping, Mr. Zhu Runzhou, Mr. Ou Xiaowu and Mr. Jiang Tao; two non-executive directors, namely Mr. Zhang Jilong and Mr. Wang Jun; and three independent non-executive directors, namely Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly.

In view of the expiry of the term of office of the seventh session of the Board of the Company in June 2022, as considered and approved at the 28th meeting of the seventh session of the Board of the Company held on 26 April 2022 and the 2021 annual general meeting held on 21 June 2022, the members of the eighth session of the Board of the Company were elected, in particular, Mr. Wang Jun, a former non-executive director of the Company, retired due to the expiry of his term of office, Mr. Chen Pengjun was elected as a non-executive director of the eighth session of the Board of the Company, and other directors were all re-elected.

On 21 June 2022, the 1st meeting of the eighth session of the Board of the Company was held, at which Mr. Liu Jianping was elected as the chairman of the eighth session of the Board of the Company; at the same time, the composition of the special committees under the eighth session of the Board was considered and approved, as follows:

1. Nomination Committee: comprising Mr. Liu Jianping, Mr. Zhu Runzhou, Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly, with Mr. Yu Jinsong serving as the chairman of the committee.

2. Remuneration Committee: comprising Mr. Zhang Jilong, Mr. Qiu Guanzhou and Mr. Yu Jinsong, with Mr. Qiu Guanzhou serving as the chairman of the committee.

3. Audit Committee: comprising Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly, with Ms. Chan Yuen Sau Kelly serving as the chairman of the committee.

4. Development and Planning Committee: comprising Mr. Liu Jianping, Mr. Zhu Runzhou, Mr. Zhang Jilong, Mr. Chen Pengjun and Mr. Qiu Guanzhou, with Mr. Liu Jianping serving as the chairman of the committee.

5. Occupational Health & Safety and Environment Committee: comprising Mr. Zhu Runzhou, Mr. Ou Xiaowu and Mr. Jiang Tao, with Mr. Zhu Runzhou serving as the chairman of the committee.

In the first half of 2022, six meetings were held by the Board of the Company, of which 4 were physical meetings, and 2 were telecommunication meetings:

Time of Meeting	Meeting	Type o f Meeting
2022.01.27	The 25th meeting of the seventh session of the Board	Telecommunication meeting
2022.03.22	The 26th meeting of the seventh session of the Board	Physical meeting
2022.04.06	The 27th meeting of the seventh session of the Board	Telecommunication meeting
2022.04.26	The 28th meeting of the seventh session of the Board	Physical meeting
2022.05.25	The 29th meeting of the seventh session of the Board	Physical meeting
2022.06.21	The 1st meeting of the eighth session of the Board	Physical meeting

A total of 41 resolutions were considered and approved at the above six meetings and the resolutions cover regular reports of the Company, annual social responsibility report, annual assessment report on internal control, audit report on internal control, annual profit distribution proposal, annual operating and investment plans, annual financing and bond issuance plans, provision of guarantees for subsidiaries, annual remuneration standards for the Company's directors, supervisors and senior management, re-appointment of auditors, restricted share incentive scheme, nomination of candidates for directors of the Company, election of the chairman of the Board of the Company and appointment of members of the respective special committees under the Board, etc.

AUDIT COMMITTEE

During the reporting period, the Audit Committee under the Board of the Company consisted of three independent non-executive directors, namely Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly. Ms. Chan Yuen Sau Kelly served as the chairman of the committee.

The Audit Committee of the Board and the management of the Company have reviewed the accounting standards and norms adopted by the Group and discussed the matters related to auditing, internal control, risk management and financial statements, including review of the unaudited condensed consolidated interim financial report for the six months ended 30 June 2022.

In the first half of 2022, four meetings were held by the Audit Committee with 21 resolutions being considered and approved, including the audit report and the audited financial report for the year 2021, the work report on internal control for the year 2021, the internal control evaluation report, the comprehensive risk management report, anti-fraud work report, re-appointment of auditors, 2022 first quarterly report and related party transactions.

NOMINATION COMMITTEE

During the reporting period, the Nomination Committee under the Board of the Company consisted of two executive directors, namely Mr. Liu Jianping and Mr. Zhu Runzhou, and three independent non-executive directors, namely Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly. Among them, Mr. Liu Jianping served as the chairman of the Nomination Committee for the seventh session of the Board and Mr. Yu Jinsong serves as the chairman of the Nomination Committee for the eighth session of the Board.

In the first half of 2022, three meetings were held by the Nomination Committee of the Board, at which the resolutions on the nomination of candidates for chief financial officer, secretary to the Board, members of the eighth session of the Board and members of the special committees under the eighth session of the Board were considered and approved.

REMUNERATION COMMITTEE

During the reporting period, the Remuneration Committee under the Board of the Company consisted of one non-executive director, namely Mr. Zhang Jilong, and two independent non-executive directors, namely Mr. Qiu Guanzhou and Mr. Yu Jinsong. Mr. Qiu Guanzhou served as the chairman of the committee.

In the first half of 2022, two meetings were held by the Remuneration Committee of the Board, at which the resolutions in relation to the formulation of remuneration standards for directors, supervisors and senior management of the Company for the year 2022 and the formulation of Administrative Measures for Performance Appraisal and Remuneration Distribution for Senior Management of Aluminum Corporation of China Limited were considered and approved.

DEVELOPMENT AND PLANNING COMMITTEE

During the reporting period, the Development and Planning Committee under the seventh session of the Board of the Company consisted of two executive directors, namely Mr. Liu Jianping and Mr. Zhu Runzhou, one non-executive director, namely Mr. Zhang Jilong, and two independent non-executive directors, namely Mr. Qiu Guanzhou and Mr. Yu Jinsong. Mr. Liu Jianping served as the chairman of the committee. On 21 June 2022, as considered and approved at the 1st meeting of the eighth session of the Board of the Company, the Development and Planning Committee under the eighth session of the Board of the Company consisted of two executive directors, namely Mr. Liu Jianping and Mr. Zhu Runzhou, two non-executive directors, namely Mr. Zhang Jilong and Mr. Chen Pengjun, and one independent non-executive director, namely Mr. Qiu Guanzhou. Mr. Liu Jianping served as the chairman of the committee.

In the first half of 2022, one meeting was held by the Development and Planning Committee of the Board, at which the resolutions in relation to the Company's production guidance plan for the year 2022, the investment plan for the year 2022 and the operating plan for the year 2022 were considered and approved.

OCCUPATIONAL HEALTH & SAFETY AND ENVIRONMENT COMMITTEE

During the reporting period, the Occupational Health & Safety and Environment Committee under the Board of the Company consisted of three executive directors, namely Mr. Zhu Runzhou, Mr. Ou Xiaowu and Mr. Jiang Tao. Mr. Zhu Runzhou served as the chairman of the committee.

In the first half of 2022, one meeting was held by the Occupational Health & Safety and Environment Committee of the Board, at which the resolution in relation to the key points for the occupational health & safety and environment work for 2022 was considered and approved.

SUPERVISORY COMMITTEE

During the reporting period, the seventh session of the Supervisory Committee of the Company consisted of three shareholder representative supervisors, namely Mr. Ye Guohua, Ms. Shan Shulan and Ms. Lin Ni, and two employee representative supervisors, namely Mr. Guan Xiaoguang (resigned on 18 March 2022), Mr. Yue Xuguang and Ms. Xu Shuxiang (appointed on 18 March 2022).

In view of the expiry of the term of office of the seventh session of the Supervisory Committee of the Company in June 2022, as considered and approved at the 15th meeting of the seventh session of the Supervisory Committee of the Company held on 25 April 2022 and the 2021 annual general meeting of the Company held on 21 June 2022, Mr. Ye Guohua, Ms. Shan Shulan and Ms. Lin Ni were re-elected as the shareholder representative supervisors of the eighth session of Supervisory Committee of the Company. At the same time, as elected at the employees' representatives meeting of the Company, Mr. Yue Xuguang and Ms. Xu Shuxiang were re-elected as employee representative supervisors of the eighth session of the Supervisory Committee of the Company.

On 21 June 2022, the 1st meeting of the eighth session of the Supervisory Committee of the Company was held, at which Mr. Ye Guohua was elected as the chairman of the eighth session of the Supervisory Committee of the Company.

In the first half of 2022, four meetings were held by the Supervisory Committee of the Company, namely the 13th meeting of the seventh session of the Supervisory Committee held on 21 March 2022, the 14th meeting of the seventh session of the Supervisory Committee held on 6 April 2022, the 15th meeting of the seventh session of the Supervisory Committee held on 25 April 2022 and the 1st meeting of the eighth session of the Supervisory Committee held on 21 June 2022. At such four meetings, 12 resolutions were considered and approved, including the annual report of the Company for the year 2021, the internal control report for the year 2021, the work report of the supervisory committee for the year 2021, the social responsibility report for the year 2021, 2021 first quarterly report and restricted share incentive scheme.

GENERAL MEETING

In the first half of 2022, the Company convened the following general meetings:

1. At the 2022 first extraordinary general meeting, the 2022 first class meeting for A shareholders and the 2022 first class meeting for H shareholders held on 26 April 2022, the resolutions in relation to the 2021 restricted share incentive scheme of the Company were considered and passed.

2. The 2021 annual general meeting was held on 21 June 2022. A total of 13 resolutions were considered and approved at the above meeting, including the annual report of the Board of the Company, the annual report of the Supervisory Committee, the audited financial report, the annual profit distribution proposal of the Company, the annual financing and bonds issuance plans, re-appointment of auditors, the guarantees and the election of directors of the eighth session of the Board and shareholder representative supervisors of the eighth session of Supervisory Committee of the Company, etc.

The convening, holding and voting procedures for the above general meetings are legal and valid, and all the resolutions submitted at the general meetings were passed.

SIGNIFICANT EVENTS

1. CORPORATE GOVERNANCE

The Company has strictly complied with the requirements of the Company Law of the People's Republic of China, the Securities Law of the People's Republic of China, relevant provisions of the China Securities Regulatory Commission (the "**CSRC**"), the Rules Governing the Listing of Stocks on Shanghai Stock Exchange and the Hong Kong Listing Rules, and seriously performed its governance obligations in line with the relevant requirements of the CSRC. The Company has also strictly complied with the requirements of the Hong Kong Listing Rules in relation to corporate governance.

The Company will stay in strict compliance with the requirements of the regulatory bodies including the CSRC, Beijing Securities Regulatory Bureau, the SSE and the Hong Kong Stock Exchange. Through regulatory compliance and strict self-regulation, the Company will continuously improve its various corporate governance systems to further enhance its corporate governance level and internal control system, aiming at protecting the interest of its shareholders, as well as bring returns to the shareholders through high-quality development results of the Company. The Company will also continue to comply with the requirements on corporate governance under the Hong Kong Listing Rules.

Since its incorporation, the Company has been completely separated from its controlling shareholder in terms of business, personnel, assets and finance. The Company has independent and comprehensive business and has the ability to operate on its own.

2. DISTRIBUTION OF FINAL DIVIDEND FOR THE YEAR 2021

As audited, the net profit of the financial statements of the parent company for the year 2021 was approximately RMB2,546 million. As considered and approved at the 26th meeting of the seventh session of the Board of the Company held on 22 March 2022, the Company proposed to pay cash dividends to the shareholders at RMB0.032 per share (tax inclusive), with a total dividend payout of approximately RMB545 million. On 13 June 2022, the registration of the First Grant of shares under the 2021 Restricted Share Incentive Scheme of the Company was completed and the total share capital of the Company changed. The Company adjusted the dividend payout amount per share from RMB0.032 (tax inclusive) to RMB0.0318 (tax inclusive) based on the total share capital after the change and made an announcement in this regard on 14 June 2022. On 21 June 2022, the aforesaid dividend payment plan was considered and approved at the 2021 annual general meeting of the Company.

The Company has completed the payment of the final dividend for 2021 on 19 August 2022.

3. MATERIAL LITIGATION AND ARBITRATION AND CONTINGENT LIABILITIES

During the reporting period, the Company had no material litigation, arbitration, or material contingent liabilities. For details, please refer to the section headed "Contingent Liabilities in Note 22 to Unaudited Interim Condensed Consolidated Financial Statements" in this report.

4. CONNECTED TRANSACTIONS

Non-Exempted Continuing Connected Transactions

Set out below are the annual caps for the non-exempted continuing connected transactions of the Group and the actual transaction amounts incurred by the Group as of 30 June 2022:

		Aggregated consideration (as of 30 June 2022) *(in RMB million)*	**Annual cap for the year 2022** *(in RMB million)*
Purchases of goods or services:			
(A)	Comprehensive Social and Logistics Services Agreement (Counterparty: Chinalco)	160.63	500
(B)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Chinalco)	5,587.46	15,400
(C)	Mineral Supply Agreement (Counterparty: Chinalco)	222.27	400
(D)	Provision of Engineering, Construction and Supervisory Services Agreement (Counterparty: Chinalco)	204.41	6,000
(E)	Land Use Rights Leasing Agreement (Counterparty: Chinalco)	737.28	1,500
(F)	Fixed Assets Leases Framework Contract (Counterparty: Chinalco)	39.35	320

		Aggregated consideration (as of 30 June 2022) *(in RMB million)*	Annual cap for the year 2022 *(in RMB million)*
(G)	Financial Services Agreement (Counterparty: Chinalco Finance Co., Ltd.* (中鋁財務有限責任公司))		
	Daily cap of deposit balance (including accrued interest)	11,992.61	Daily cap of maximum deposit balance of 12,000
	Daily cap of loan balance (including accrued interest)	2,973.00	Daily cap of maximum loan balance of 15,000
	Other financial services	0.05	40
(H)	Finance Lease Agreement (Counterparty: Chinalco Finance Lease Co., Ltd.* (中鋁融資租賃有限公司))		
	Direct leasing	–	1,500
	Leaseback	391.00	1,000
(I)	Factoring Cooperation Agreement (Counterparty: Chinalco Commercial Factoring (Tianjin) Co., Ltd.*(中鋁商業保理(天津)有限公司))	–	1,000
Sales of goods or services:			
(B)	General Agreement on Mutual Provision of Production Supplies and Ancillary Services (Counterparty: Chinalco)	16,852.05	37,100
(F)	Fixed Assets Leases Framework Agreement (Counterparty: Chinalco)	12.07	300

During the reporting period, the aforesaid continuing connected transactions have been performed in accordance with relevant agreements as announced. The continuing connected transactions of the Group are mainly the transactions between the Group and Chinalco.

Non-Exempted One-off Connected Transactions

(1) The adoption of the 2021 Restricted Share Incentive Scheme of the Company and grant of restricted A shares to connected persons under the Incentive Scheme

On 21 December 2021, the 24th meeting of the seventh session of the Board of the Company considered and approved the relevant proposals on the Company's 2021 Restricted Share Incentive Scheme. The Company proposed to issue no more than 141,000,000 restricted A shares to the participants. Specifically, 131,000,000 shares are proposed to be granted under the first grant, and 10,000,000 shares are reserved to be granted. On 26 April 2022, at the 2022 first extraordinary general meeting, the 2022 first class meeting for A shareholders and the 2022 first class meeting for H shareholders, the resolutions in relation to the 2021 Restricted Share Incentive Scheme of the Company were considered and passed.

In view of the fulfillment of the conditions for grant under the Incentive Scheme, as authorised by the 2022 first extraordinary general meeting, the 2022 first class meeting for A shareholders and the 2022 first class meeting for H shareholders, the Company convened the 16th meeting of the seventh session of the Supervisory Committee and the 29th meeting of the seventh session of the Board on 24 May and 25 May 2022 respectively, at which the Resolution in relation to Relevant Matters on the Adjustment to the 2021 Restricted Share Incentive Scheme of the Company and the Resolution in relation to First Grant of Restricted Shares to Participants were considered and passed, which approved the grant of 113,438,200 restricted A shares to 943 participants at a grant price of RMB3.08 per share with 25 May 2022 as the grant date.

On 14 June 2022, the Company received the Securities Transfer Registration Certificate issued by the CSDC Shanghai Branch, and the registration of the restricted shares first granted under the incentive scheme of the Company was completed. The First Grant was registrated as follows: 25 May 2022 is the grant date and 112,270,300 restricted A shares were granted to 930 participants at a grant price of RMB3.08 per share.

The Incentive Scheme does not constitute a share option scheme under Chapter 17 of the Hong Kong Listing Rules. Certain participants under the First Grant are connected participants and are connected persons of the Company. The grant of restricted A shares to the connected participants under the Incentive Scheme will constitute a connected transaction of the Company under Chapter 14A of the Hong Kong Listing Rules and is subject to the reporting, announcement and independent shareholders' approval requirements under the Hong Kong Listing Rules. Under the First Grant, the Company granted a total of 6,126,500 restricted A shares to 30 connected persons.

For details of the above matters, please refer to the announcements of the Company dated 21 December 2021, 22 December 2021, 4 March 2022, 6 April 2022, 21 April 2022, 26 April 2022, 25 May 2022 and 14 June 2022 and the circular dated 7 March 2022, respectively.

(2) Non-exercise of the option in respect of the transfer of the 50% equity interest in Inner Mongolia Huayun

On 25 May 2022, at the 29th meeting of the seventh session of the Board of the Company, the Resolution in relation to the Transaction of 50% Equity Interest in Inner Mongolia Huayun New Materials Co., Ltd. was considered and passed, pursuant to which, it was agreed that Baotou Aluminum, a wholly-owned subsidiary of the Company, would not exercise the option in respect of 50% equity interest in Inner Mongolia Huayun to be transferred by Baotou Communications Investment Group Limited Company ("**Baotou Communications Group**") to Chinalco.

As Inner Mongolia Huayun is a significant subsidiary of the Company and Baotou Communications Group directly holds 50% equity interest in Inner Mongolia Huayun. Therefore, Baotou Communications Group is a connected person of the Company at the subsidiary level under Chapter 14A of the Hong Kong Listing Rules and the non-exercise of option constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio in respect of the transaction exceeds 1% but is less than 5%, it is subject to the relevant reporting and announcement requirements under Chapter 14A of the Hong Kong Listing Rules but exempt from the independent shareholders' approval requirement.

Please refer to the announcement of the Company dated 25 May 2022 for details of the above matter.

So far as the Company understood, Baotou Communications Group and Chinalco formally entered into an equity transfer agreement on 2 August 2022 in respect of the transfer of 50% equity interest in Inner Mongolia Huayun.

5. PERFORMANCE OF UNDERTAKINGS

There were no outstanding undertakings during the reporting period.

6. OTHER SIGNIFICANT EVENTS

(1) Change of accounting policy

(i) At the 26th meeting of the seventh session of the Board of the Company held on 22 March 2022, the Resolution in relation to the Proposed Change of Accounting Policy by the Company was considered and approved, pursuant to which, the Board approved to carry forward the transportation costs related to the transportation activities for the purpose of fulfilling the revenue contract into the item of "cost of sales" in the income statement by the Company since 2021, when the revenue of goods and services is recognized, instead of "selling expenses" onwards. Retrospective adjustments will be made to previous years' data in accordance with the requirements related to change of accounting policy under the accounting standards.

The change of accounting policy of the Company will affect the reclassification between items in the income statement, which will not have material impact on the Company's financial position, operating results and cash flow.

Please refer to the announcement of the Company dated 22 March 2022 for details of the above matter.

(ii) At the fourth meeting of the eighth session of the Board the Company held on 23 August 2022, the Resolution on the Proposed Change in Accounting Policy of the Company was considered and passed, pursuant to which, the Company was approved to, from 2022 onwards, account for the revenue and costs realised from the external sales of products or by-products produced before the fixed assets reach their intended useable state in the profit or loss for the current period respectively, and the value of fixed assets shall no longer be written down. Retrospective adjustment to the data for the prior years shall be made in accordance with the relevant requirements of the accounting standards.

The change in accounting policy will have no material impact on the Company's financial indicators including assets, liabilities, equity and profit.

Please refer to the Company's announcement dated 23 August 2022 for details of the above matter.

(2) Amendments to the Articles of Association, the Rules of Procedures for Shareholders' Meeting and the Rules of Procedures for the Board Meeting

In accordance with the latest revised Guidelines on the Articles of Association of Listed Companies (Revised 2022), the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange (Revised January 2022), the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time and other relevant laws, regulations and normative documents, taking into account the actual situation of the Company, the Board proposed to make amendments to the Articles of Association, the Rules of Procedures for Shareholders' Meeting and the Rules of Procedures for the Board Meeting.

At the first meeting of the eighth session of the Board of the Company held on 21 June 2022, the Resolution in relation to the Amendments to the Articles of Association of the Aluminum Corporation of China Limited, the Resolution in relation to the Amendments to the Rules of Procedures for Shareholders' Meeting of Aluminum Corporation of China Limited and the Resolution in relation to the Amendments to the Rules of Procedures for the Board Meeting of Aluminum Corporation of China Limited were considered and passed.

For details of the amendments to the Articles of Association, the Rules of Procedures for Shareholders' Meeting and the Rules of Procedures for the Board Meeting, please refer to the announcement of the Company dated 21 June 2022 and the circular of the Company dated 12 August 2022.

The proposed amendments to the Articles of Association, the Rules of Procedures for Shareholders' Meeting and the Rules of Procedures for the Board Meeting shall be subject to the consideration and approval at the general meeting of the Company.

(3) Major and connected transaction in respect of acquisition of 19% equity interests in Yunnan Aluminum Co., Ltd. (雲南鋁業股份有限公司) ("**Yunnan Aluminum**")

At the second meeting of the eighth session of the Board of the Company held on 24 July 2022, the Resolution in relation to the Proposed Acquisition of 19% Equity Interests in Yunnan Aluminum Co., Ltd. by the Company was considered and passed, which approved the entering into of the shares transfer agreement between the Company and Yunnan Metallurgical Group Co., Ltd. (雲南冶金集團股份有限公司) ("**Yunnan Metallurgical**"), pursuant to which, the Company has agreed to acquire and Yunnan Metallurgical has agreed to dispose of 658,911,907 shares in Yunnan Aluminum, representing approximately 19% of the total issued share capital of Yunnan Aluminum, at a transaction consideration of approximately RMB6,661 million. Upon the completion of aforesaid shares transfer, the financial results of Yunnan Aluminum will be consolidated into the financial statements of the Company, and Yunnan Aluminum will become a subsidiary of the Company.

Chinalco is the controlling shareholder of the Company, and Yunnan Metallurgical is a subsidiary of Chinalco. Therefore, Yunnan Metallurgical is a connected person of the Company under the Hong Kong Listing Rules. As the highest applicable percentage ratio (as defined under the Hong Kong Listing Rules) in respect of the transaction contemplated under the shares transfer agreement exceeds 25% but is less than 100%, the transaction constitutes a major transaction under Chapter 14 of the Hong Kong Listing Rules and a connected transaction under Chapter 14A of the Hong Kong Listing Rules.

On 24 July 2022, the Company and Yunnan Metallurgical signed a shares transfer agreement accompanied with operative clauses. The acquisition of shares is subject to the general meeting of the Company for consideration and approval.

Please refer to the announcement of the Company dated 24 July 2022 and the circular of the Company dated 12 August 2022 for details of the above matter.

(4) Application for delisting of the American depositary shares of the Company (the "**ADSs**") from the New York Stock Exchange ("**NYSE**") and deregistration of such ADSs and the underlying H shares under the U.S. Securities Exchange Act

At the third meeting of the eighth session of the Board of the Company held on 12 August 2022, the Resolution in relation to the Delisting of the American Depositary Shares of the Company from the New York Stock Exchange and Deregistration under the U.S. Securities Exchange Act was considered and passed. Due to a number of considerations, including the limited trading volume of the ADSs of the Company as compared to the worldwide trading volume of H shares of the Company, and the considerable administrative burden and costs associated with maintaining the listing of the ADSs on the NYSE and the registration of the ADSs and the underlying H shares with the U.S. Securities and Exchange Commission and complying with the periodic reporting and related obligations under the Securities Exchange Act, the Board of the Company approved the delisting of the ADSs from the NYSE and the deregistration of the ADSs and underlying H shares under the Securities Exchange Act.

The Company has notified the NYSE on 12 August 2022 (EDT) of its application for voluntary delisting of its ADSs from the NYSE. The last trading day of ADSs of the Company on the NYSE will be on or around 1 September 2022. On and after such date, the ADSs of the Company will no longer be listed on the NYSE. After the delisting becomes effective, once the Company satisfies the conditions for deregistration as required under the Securities Exchange Act, the Company will apply to the U.S. Securities and Exchange Commission for the deregistration of the ADSs and underlying H shares.

Please refer to the announcement of the Company dated 12 August 2022 for details of the above-mentioned matter.

羅兵咸永道

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION
TO THE BOARD OF DIRECTORS OF
ALUMINUM CORPORATION OF CHINA LIMITED
(incorporated in the People's Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim financial information set out on pages 58 to 112, which comprises the interim condensed consolidated statement of financial position of Aluminum Corporation of China Limited (the "**Company**") and its subsidiaries (together, the "**Group**") as at 30 June 2022 and the interim condensed consolidated statement of profit or loss and other comprehensive income, the interim condensed consolidated statement of changes in equity and the interim condensed consolidated statement of cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 "Interim Financial Reporting". The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

羅兵咸永道

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION
TO THE BOARD OF DIRECTORS OF
ALUMINUM CORPORATION OF CHINA LIMITED (Continued)
(incorporated in the People's Republic of China with limited liability)

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 23 August 2022

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 June 2022
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	30 June 2022 (Unaudited)	31 December 2021 (Audited and Restated)
ASSETS			
Non-current assets			
Property, plant and equipment	5	**88,269,562**	93,484,471
Right-of-use assets		**16,961,777**	18,346,136
Investment properties		**1,897,473**	1,814,589
Intangible assets	6	**12,790,425**	12,986,876
Investments in joint ventures	7	**3,364,587**	3,350,959
Investments in associates	7	**9,765,673**	9,636,634
Other financial assets measured at fair value		**237,698**	239,538
Deferred tax assets		**1,646,756**	1,386,147
Other non-current assets		**2,291,784**	2,474,946
Total non-current assets		**137,225,735**	143,720,296
Current assets			
Inventories		**18,720,210**	18,677,875
Trade and notes receivables	8	**6,401,950**	6,904,850
Other current assets		**6,806,537**	3,953,326
Other financial assets measured at fair value		**5,019,348**	–
Restricted cash		**1,760,290**	1,324,748
Cash and cash equivalents (excluding bank overdrafts)		**18,872,517**	17,853,244
Total current assets		**57,580,852**	48,714,043
Total assets		**194,806,587**	192,434,339

(Amounts expressed in thousands of RMB unless otherwise stated)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

	Notes	**30 June 2022 (Unaudited)**	31 December 2021 (Audited and Restated)
EQUITY			
Share capital	9	**17,134,943**	17,022,673
Shares held for employee share scheme	10	**(345,793)**	–
Other equity instruments		**2,498,429**	2,498,429
Other reserves		**30,901,018**	30,919,358
Retained earnings		**10,326,147**	6,881,669
Total equity attributable to owners of the Company		**60,514,744**	57,322,129
Non-controlling interests		**17,386,623**	15,518,810
Total equity		**77,901,367**	72,840,939
LIABILITIES			
Non-current liabilities			
Interest-bearing loans and borrowings	11	**59,824,054**	64,095,849
Deferred tax liabilities		**1,356,646**	1,378,519
Other non-current liabilities		**1,825,690**	1,938,240
Total non-current liabilities		**63,006,390**	67,412,608

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)

As at 30 June 2022
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	**30 June 2022 (Unaudited)**	31 December 2021 (Audited and Restated)
Current liabilities			
Trade and notes payables	12	**20,131,311**	15,505,443
Other payables and accrued liabilities		**9,313,954**	9,353,693
Contract liabilities		**1,859,968**	2,177,072
Financial liabilities at fair value through profit or loss		**8,780**	68,871
Income tax payable		**582,738**	569,591
Interest-bearing loans and borrowings	11	**22,002,079**	24,506,122
Total current liabilities		**53,898,830**	52,180,792
Total liabilities		**116,905,220**	119,593,400
Total equity and liabilities		**194,806,587**	192,434,339

The above unaudited interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

Liu Jianping	**Ge Xiaolei**
Director	*Chief Financial Officer*

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended 30 June 2022
(Amounts expressed in thousands of RMB unless otherwise stated)

	Notes	For the six months ended 30 June **2022** **(Unaudited)**	2021 (Unaudited and Restated)
Revenue	4	**145,402,989**	120,816,623
Cost of sales	13	**(131,108,914)**	(108,552,572)
Gross profit		**14,294,075**	12,264,051
Selling and distribution expenses	13	**(141,955)**	(135,255)
General and administrative expenses	13	**(2,406,071)**	(2,358,686)
Research and development expenses	13	**(1,625,840)**	(658,807)
Impairment losses on property, plant and equipment	5	**(2,100,549)**	–
Net impairment losses on financial assets		**(50,081)**	(477,963)
Other income	14(a)	**119,960**	89,164
Other gains/(losses) – net	14(b)	**249,754**	(1,176,408)
Operating profit		**8,339,293**	7,546,096
Finance income	15	**189,586**	109,547
Finance costs	15	**(1,858,593)**	(2,026,456)
Finance costs – net		**(1,669,007)**	(1,916,909)
Share of net profits of investments accounted for using the equity method			
Joint ventures		**82,917**	74,224
Associates	7	**203,607**	355,682
		286,524	429,906

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (CONTINUED)

For the six months ended 30 June 2022
(Amounts expressed in thousands of RMB unless otherwise stated)

		For the six months ended 30 June	
	Notes	**2022**	2021
		(Unaudited)	(Unaudited and Restated)
Profit before income tax		**6,956,810**	6,059,093
Income tax expense	16	**(1,009,974)**	(1,246,956)
Profit for the period		**5,946,836**	4,812,137
Profit attributable to:			
Owners of the Company		**3,989,370**	3,094,161
Non-controlling interests		**1,957,466**	1,717,976
		5,946,836	4,812,137
Basic earnings per share attributable to ordinary equity holders of the Company *(expressed in RMB per share)*	17	**0.231**	0.176
Diluted earnings per share attributable to ordinary equity holders of the Company *(expressed in RMB per share)*	17	**0.231**	0.176

(Amounts expressed in thousands of RMB unless otherwise stated)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (CONTINUED)

	Notes	For the six months ended 30 June 2022 (Unaudited)	 2021 (Unaudited and Restated)
Profit for the period		**5,946,836**	4,812,137
Other comprehensive income			
Items that may be reclassified to profit or loss			
Exchange differences on translation of foreign operations		**(309,257)**	15,527
Items that will not be reclassified to profit or loss			
Changes in the fair value of financial assets measured at fair value through other comprehensive income		**(1,840)**	(31,707)
Income tax effect		**300**	7,925
Other comprehensive loss for the period, net of tax		**(310,797)**	(8,255)
Total comprehensive income for the period		**5,636,039**	4,803,882
Total comprehensive income for the period attributable to:			
Owners of the Company		**3,676,947**	3,086,138
Non-controlling interests		**1,959,092**	1,717,744
		5,636,039	4,803,882

The above unaudited interim condensed consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2022
(Amounts expressed in thousands of RMB unless otherwise stated)

		Attributable to owners of the Company												
			Capital reserve											
	Notes	Share capital	Share premium	Other capital reserves	Shares held for employee share scheme	Statutory surplus reserve	Special reserve	Fair value reserve	Other equity instruments	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interests	Total equity
As at 31 December 2021		17,022,673	26,958,144	1,159,190	-	1,892,286	287,983	20,760	2,498,429	600,995	6,824,227	57,264,687	15,518,810	72,783,497
Changes in accounting policies *(Note 2.2)*		-	-	-	-	-	-	-	-	-	57,442	57,442	-	57,442
As at 1 January 2022 (Audited and Restated)		17,022,673	26,958,144	1,159,190	-	1,892,286	287,983	20,760	2,498,429	600,995	6,881,669	57,322,129	15,518,810	72,840,939
Profit for the period		-	-	-	-	-	-	-	-	-	3,989,370	3,989,370	1,957,466	5,946,836
Changes in fair value of financial assets measured at fair value through other comprehensive incomes, net of tax		-	-	-	-	-	-	(1,540)	-	-	-	(1,540)	-	(1,540)
Exchange differences on translation of foreign operations		-	-	-	-	-	-	-	-	(310,883)	-	(310,883)	1,626	(309,257)
Total comprehensive income for the period		-	-	-	-	-	-	(1,540)	-	(310,883)	3,989,370	3,676,947	1,959,092	5,636,039
Issuance of shares for employee share scheme		112,270	233,523	-	(345,793)	-	-	-	-	-	-	-	-	-
Employee share schemes-value of employee services		-	-	6,630	-	-	-	-	-	-	-	6,630	-	6,630
Dividends distribution by subsidiaries to non-controlling shareholders		-	-	-	-	-	-	-	-	-	-	-	(125,734)	(125,734)
Other appropriations		-	-	-	-	-	44,912	-	-	-	-	44,912	34,455	79,367
Share of reserves of joint ventures and Associates		-	-	327	-	-	8,691	-	-	-	-	9,018	-	9,018
Distribution of dividends		-	-	-	-	-	-	-	-	-	(544,892)	(544,892)	-	(544,892)
As at 30 June 2022 (Unaudited)		17,134,943	27,191,667	1,166,147	(345,793)	1,892,286	341,586	19,220	2,498,429	290,112	10,326,147	60,514,744	17,386,623	77,901,367

(Amounts expressed in thousands of RMB unless otherwise stated)

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

		Attributable to owners of the Company											
			Capital reserve										
	Notes	Share capital	Share premium	Other capital reserves	Statutory surplus reserve	Special reserve	Fair value reserve	Other equity instruments	Foreign currency translation reserve	(Accumulated losses)/ Retained earnings	Total	Non-controlling interests	Total equity
As at 31 December 2020 (Audited)		17,022,673	27,003,477	1,161,392	5,867,557	179,255	7,618	4,486,429	345,205	(1,741,596)	54,332,010	16,839,706	71,171,716
Changes in accounting policies *(Note 2.2)*		–	–	–	–	–	–	–	–	63,068	63,068	–	63,068
Adjustment due to a business combination under common control *(Note 20)*		–	350,291	–	–	1,173	–	–	–	(234,157)	117,307	16,141	133,448
As at 1 January 2021 (Audited and Restated)		17,022,673	27,353,768	1,161,392	5,867,557	180,428	7,618	4,486,429	345,205	(1,912,685)	54,512,385	16,855,847	71,368,232
Profit for the period		–	–	–	–	–	–	–	–	3,094,161	3,094,161	1,717,976	4,812,137
Changes in fair value of financial assets measured at fair value through other comprehensive incomes, net of tax		–	–	–	–	–	(23,782)	–	–	–	(23,782)	–	(23,782)
Exchange differences on translation of foreign operations		–	–	–	–	–	–	–	15,759	–	15,759	(232)	15,527
Total comprehensive income for the period		–	–	–	–	–	(23,782)	–	15,759	3,094,161	3,086,138	1,717,744	4,803,882
Disposal of subsidiaries		–	–	–	–	–	–	–	–	–	–	(3,886)	(3,886)
Dividends distribution by subsidiaries to non-controlling shareholders		–	–	–	–	–	–	–	–	–	–	(10,942)	(10,942)
Capital reduction from non-controlling shareholders		–	–	–	–	–	–	–	–	–	–	(24,500)	(24,500)
Offset of statutory surplus reserves against accumulated losses of statutory surplus reserve		–	–	–	(4,229,913)	–	–	–	–	4,229,913	–	–	–
Distribution of other equity instruments		–	–	–	–	–	–	–	–	–	–	(68,906)	(68,906)
Share of reserves of joint ventures and associates		–	–	–	–	17,170	–	–	–	–	17,170	–	17,170
Other appropriations		–	–	–	–	64,517	–	–	–	–	64,517	23,289	87,806
As at 30 June 2021 (Unaudited and Restated)		17,022,673	27,353,768	1,161,392	1,637,644	262,115	(16,164)	4,486,429	360,964	5,411,389	57,680,210	18,488,646	76,168,856

The above unaudited interim condensed consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six months ended 30 June 2022
(Amounts expressed in thousands of RMB unless otherwise stated)

	For the six months ended 30 June	
	2022	2021
	(Unaudited)	(Unaudited)
Net cash inflow from operating activities	**14,982,565**	9,483,577
Cash flows from investing activities		
Purchases of property, plant and equipment	**(1,478,377)**	(788,975)
Purchases of intangible assets	**(338)**	(582)
Proceeds from disposal of property, plant and equipment	**100,846**	68,734
Proceeds from disposal of intangible assets	**–**	9,316
Purchase of financial assets measured at fair value	**(10,000,000)**	(6,900,000)
Proceeds from disposal of financial assets measured at fair value	**5,000,000**	2,850,400
Proceeds from disposal of subsidiaries, net of cash	**109,658**	–
Disposal of associates	**–**	7,368
Dividend from financial assets measured at fair value through other comprehensive income	**2,365**	7,579
Investment income from financial assets measured at fair value through profit or loss	**142,449**	16,868
Change in deposit of futures contracts	**35,284**	(984,194)
Assets-related government grants received	**13,176**	55,378
Dividends received from associates and joint ventures	**146,391**	21,308
Net cash outflow from investing activities	**(5,928,546)**	(5,636,800)

(Amounts expressed in thousands of RMB unless otherwise stated)

	For the six months ended 30 June	
	2022 (Unaudited)	2021 (Unaudited)
Cash flows from financing activities		
Repayments of short-term notes and mid-term bonds	**(5,450,347)**	(12,448,184)
Repayments of short-term and long-term bank and other loans	**(17,014,025)**	(22,568,432)
Proceeds from issuance of short-term bonds and medium-term notes, net of issuance costs	**7,491,281**	12,396,962
Drawdown of short-term and long-term bank and other loans	**8,798,041**	18,728,942
Senior perpetual securities' distribution paid	**–**	(68,906)
Issuance of shares for employee share scheme	**345,793**	–
Principal portion of lease payments	**(775,272)**	(560,477)
Dividends paid by subsidiaries to non-controlling shareholders	**(18,708)**	(6,066)
Interest paid	**(1,456,218)**	(1,791,844)
Net cash outflow from financing activities	**(8,079,455)**	(6,318,005)
Net increase/(decrease) in cash and cash equivalents	**974,564**	(2,471,228)
Cash and cash equivalents at the beginning of the period	**17,853,244**	8,771,522
Net foreign exchange difference	**44,709**	37,332
Cash and cash equivalents as at 30 June	**18,872,517**	6,337,626

The above unaudited interim condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

1 GENERAL INFORMATION

Aluminum Corporation of China Limited (the "**Company**") (中國鋁業股份有限公司) and its subsidiaries (together the "**Group**") are principally engaged in exploration and mining of bauxite resources; production, sales, related technical development and technical services of alumina, primary aluminum, aluminum alloy and carbon; power generation business; exploration, mining and operation of coal resources; trading and logistics.

The Company is a joint stock company which was established on 10 September 2001 and is domiciled in the People's Republic of China (the "**PRC**") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company's shares have been listed on the Main Board of the Hong Kong Stock Exchange and the New York Stock Exchange since 2001. The Company also listed its A shares on the Shanghai Stock Exchange in 2007.

In the opinion of the directors, the ultimate holding company and parent of the Company is Aluminum Corporation of China ("**Chinalco**") (中國鋁業集團有限公司), a company incorporated and domiciled in the PRC and wholly owned by the State-owned Assets Supervision and Administration Commission of the State Council ("**SASAC**").

The unaudited interim condensed consolidated financial information is presented in thousands of Renminbi ("**RMB**") unless otherwise stated.

The unaudited interim condensed consolidated financial information was approved for issuance on 22 August 2022.

The interim condensed consolidated financial information has not been audited.

(Amounts expressed in thousands of RMB

2 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

2.1 Basis of preparation

The unaudited interim condensed consolidated financial information for the six months ended 30 June 2022 has been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting. The Company adopt the going concern basis in preparing the unaudited interim condensed consolidated financial information.

The unaudited interim condensed consolidated financial information does not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual report for the year ended 31 December 2021 and any public announcements made by the Group during the six months ended 30 June 2022.

2.2 Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual consolidated financial statements for the year ended 31 December 2021, except for the following adoption of new standard effective as of 1 January 2022.

(i) Presentation of transportation and logistic costs

The Group changed the presentation of transportation and logistic costs in the consolidated statement of profit or loss under IFRS from "selling and distribution expenses" to "cost of sales" in 2021. To adopt consistent accounting policies in the preparation of the interim condensed consolidated financial statements with those of the Group's annual consolidated financial statements for the year ended 31 December 2021, accordingly, the comparative consolidated statement of profit or loss for the six months ended 30 June 2021 was restated with RMB741 million reclassified from selling and distribution expenses to cost of sales.

(ii) The amendment to IAS 16 *Property, Plant and Equipment–Proceeds before Intended Use*

The amendment to IAS 16 *Property, Plant and Equipment (PP&E)* prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use. It also clarifies that an entity is 'testing whether the asset is functioning properly' when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment.

(Amounts expressed in thousands of RMB unless otherwise stated)

2 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Significant accounting policies (CONTINUED)

The Group recognised the cumulative effect of initially applying the amendment as an adjustment to the opening balance of retained earnings at the beginning of that earliest period presented. This change in accounting policy has been accounted for retrospectively and comparative information has been restated.

The change in accounting policy	Items	*RMB* 1 January 2021
According to IAS 16 Property, Plant and Equipment and IFRS 15 Revenue from Contracts with Customers, an entity recognises the proceeds from selling items produced while bringing that asset to be capable of operating in the manner intended by management, and the cost of producing those items, in profit or loss.	Property, plant and equipment	63,068
	Retained earnings	(63,068)
		For the six months ended 30 June 2021
	Cost of sales	2,813
	Property, plant and equipment	(2,813)

The above change in accounting policy did not have impact on revenue for the current and comparative period because there is no trial production revenue for the relevant periods. All adjustments is related to the revenue during trial production phase for the periods before 1 January 2021 which was previously offset against property plant and equipment, and related impact of depreciation.

3 SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the unaudited interim condensed consolidated financial information requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these judgements, assumptions and estimates could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affected in future periods.

In preparing these unaudited interim condensed consolidated financial information, the significant judgements and estimates made by management in applying the Group's accounting policies and the key sources of uncertainty of estimates were consistent with those applied to the consolidated financial statements for the year ended 31 December 2021.

(Amounts expressed in thousands of RMB unless otherwise stated)

4 REVENUE AND SEGMENT INFORMATION

(a) Revenue

Revenue recognised during the period is as follows:

	For the six months ended 30 June	
	2022	2021 (Restated)
Revenue from contracts with customers (net of value-added tax) *(Note a)*		
Sales of goods	**144,348,071**	120,025,000
Transportation services	**916,965**	631,797
	145,265,036	120,656,797
Revenue from other sources		
Rental income	**137,953**	159,826
	145,402,989	120,816,623

(Amounts expressed in thousands of RMB unless otherwise stated)

4 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(a) Revenue (Continued)

Note a: Revenue from contracts with customers

	For the six months ended 30 June 2022						
	Alumina segment	Primary aluminum segment	Trading segment	Energy segment	Corporate and other operating segments	Inter segment elimination	Total
Type of goods or services							
Sale of goods	27,852,905	41,918,320	117,436,598	4,818,902	288,133	(47,966,787)	144,348,071
Rendering of services	–	–	3,048,958	–	–	(2,131,993)	916,965
Total	27,852,905	41,918,320	120,485,556	4,818,902	288,133	(50,098,780)	145,265,036
Geographical markets							
Mainland China	27,852,905	41,918,320	111,461,218	4,818,902	288,133	(50,098,780)	136,240,698
Outside of mainland China	–	–	9,024,338	–	–	–	9,024,338
Total	27,852,905	41,918,320	120,485,556	4,818,902	288,133	(50,098,780)	145,265,036
Timing of revenue recognition							
Goods transferred at a point in time	27,852,905	41,918,320	117,436,598	4,818,902	288,133	(47,966,787)	144,348,071
Services transferred over time	–	–	3,048,958	–	–	(2,131,993)	916,965
Total	27,852,905	41,918,320	120,485,556	4,818,902	288,133	(50,098,780)	145,265,036

(Amounts expressed in thousands of RMB unless otherwise stated)

4 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(a) Revenue (Continued)

Note a: Revenue from contracts with customers (continued)

	For the six months ended 30 June 2021 (Restated)						
	Alumina segment	Primary aluminum segment	Trading segment	Energy segment	Corporate and other operating segments	Inter segment elimination	Total
Type of goods or services							
Sale of goods	24,182,599	32,550,988	97,055,713	3,153,358	243,944	(37,161,602)	120,025,000
Rendering of services	–	–	840,214	–	–	(208,417)	631,797
Total	24,182,599	32,550,988	97,895,927	3,153,358	243,944	(37,370,019)	120,656,797
Geographical markets							
Mainland China	24,182,599	32,550,988	91,046,985	3,153,358	243,944	(37,370,019)	113,807,855
Outside of mainland China	–	–	6,848,942	–	–	–	6,848,942
Total	24,182,599	32,550,988	97,895,927	3,153,358	243,944	(37,370,019)	120,656,797
Timing of revenue recognition							
Goods transferred at a point in time	24,182,599	32,550,988	97,055,713	3,153,358	243,944	(37,161,602)	120,025,000
Services transferred over time	–	–	840,214	–	–	(208,417)	631,797
Total	24,182,599	32,550,988	97,895,927	3,153,358	243,944	(37,370,019)	120,656,797

4 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information

The executive presidents committee of the Company have been identified as the chief operating decision makers. The committee is responsible for the review of the internal reports in order to allocate resources to operating segments and assess their performance.

The committee considers the business from a product perspective comprising alumina, primary aluminum and energy for the Group's manufacturing business, which are identified as separate reportable operating segments. In addition, the Group's trading business is identified as a separate reportable operating segment. The Group's reportable operating segments also include corporate and other operating segments.

The committee assesses the performance of operating segments based on profit or loss before income tax in related periods. The manner of assessment used by the committee is consistent with that applied to the consolidated financial information for the year ended 31 December 2021 Management has determined the reportable operating segments based on the reports reviewed by the committee that are used to make strategic decisions.

The Group's five reportable operating segments are summarised as follows:

- The alumina segment, which consists of mining and purchase of bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum enterprises and trading enterprises and externally to customers outside the Group. This segment also includes the production and sale of multi-form alumina bauxite.

- The primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum which is sold to the Group's trading enterprises and external customers, including Chinalco and its subsidiaries. This segment also includes the production and sale of carbon products and aluminum alloy and other aluminum products.

4 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

- The trading segment, which consists of the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products and raw materials and supplemental materials and logistics and transport services to internal manufacturing plants and external customers. The products are sourced from fellow subsidiaries and international and domestic suppliers of the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated with the segment revenue of the respective segments which supplied the products to the trading segment.

- The energy segment mainly includes coal mining, electricity generation by thermal power, wind power and solar power, new energy related equipment manufacturing business. Sales of coals are mainly to the Group's internal and external coal consuming customers; electricity is sold to regional power grid corporations.

- Corporate and other operating segments, which mainly include management of corporate, research and development activities and others.

Prepaid current income tax and deferred tax assets are excluded from segment assets, and income tax payable and deferred tax liabilities are excluded from segment liabilities. All sales among the reportable operating segments were conducted on terms mutually agreed among group companies, and have been eliminated upon consolidation.

(Amounts expressed in thousands of RMB unless otherwise stated)

4 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	For the six months ended 30 June 2022						
	Alumina segment	Primary aluminum segment	Trading segment	Energy segment	Corporate and other operating segments	Inter segment elimination	Total
Total revenue	27,958,268	41,927,667	120,508,341	4,818,902	288,591	(50,098,780)	145,402,989
Intersegment revenue	(19,979,577)	(4,953,768)	(24,934,448)	(164,646)	(66,341)	50,098,780	–
Sales of self-produced products			13,808,994				
Sales of products sourced from external suppliers and rental income			81,764,899				
Revenue from external customers	7,978,691	36,973,899	95,573,893	4,654,256	222,250	–	145,402,989
Segment profit/(loss) before income tax	1,170,731	3,911,340	1,242,896	1,091,469	(171,104)	(288,522)	6,956,810
Income tax expense							(1,009,974)
Profit for the period							5,946,836

(Amounts expressed in thousands of RMB unless otherwise stated)

4 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	For the six months ended 30 June 2022						
	Alumina segment	Primary aluminum segment	Trading segment	Energy segment	Corporate and other operating segments	Inter segment elimination	Total
Other items:							
Finance income	50,504	45,395	6,057	87,290	340	–	189,586
Finance costs	(469,473)	(456,858)	(28,456)	(363,085)	(540,721)	–	(1,858,593)
Share of profits and losses of joint ventures	86,785	–	5,026	(9,466)	572	–	82,917
Share of profits and losses of associates	163	(178,231)	20,333	(61,461)	422,803	–	203,607
Depreciation of right-of-use assets	(280,547)	(253,608)	(63,353)	(10,982)	(37,613)	–	(646,103)
Depreciation and amortisation excluding the depreciation of right-of-use assets	(1,813,863)	(1,275,237)	(54,337)	(1,024,737)	(6,349)	–	(4,174,523)
Gains on disposal of property, plant and equipment, and intangible assets net	42,222	4,408	54,503	5,503	(1,969)	–	104,667
Unrealised gains on futures contract, net	–	–	48,363	–	30,492	–	78,855
Change for impairment of inventories	550,541	197,424	26,819	(191)	–	–	774,593
Provision for impairment of receivables	(1,590)	(48,278)	(7,024)	5,521	1,290	–	(50,081)
Impairment loss on property, plant and equipment	(2,100,549)	–	–	–	–	–	(2,100,549)
Gains on disposal of subsidiaries	25,296	–	–	–	–	–	25,296
Realised gains on futures, net	–	–	(28,573)	–	171,022	–	142,449
Dividend of equity investments measured at fair value through other comprehensive income	–	–	–	2,365	–	–	2,365
Investments in associates	70,024	348,600	390,099	704,064	8,252,886	–	9,765,673
Investments in joint ventures	1,038,418	–	59,369	343,826	1,922,974	–	3,364,587

(Amounts expressed in thousands of RMB unless otherwise stated)

4 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	For the six months ended 30 June 2021 (restated)						
	Alumina segment	Primary aluminum segment	Trading segment	Energy segment	Corporate and other operating segments	Inter segment elimination	Total
Total revenue	24,242,961	32,564,424	97,936,595	3,153,358	243,988	(37,324,703)	120,816,623
Intersegment revenue	(16,206,888)	(5,018,501)	(15,943,548)	(84,598)	(71,168)	37,324,703	–
Sales of self-produced products			12,695,008				
Sales of products sourced from external suppliers and rental income			69,298,039				
Revenue from external customers	8,036,073	27,545,923	81,993,047	3,068,760	172,820	–	120,816,623
Segment profit/(loss) before income tax	1,403,778	5,791,842	694,724	(433,481)	(904,888)	(492,882)	6,059,093
Income tax expense							(1,246,956)
Profit for the period							4,812,137

(Amounts expressed in thousands of RMB unless otherwise stated)

4 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	For the six months ended 30 June 2021 (restated)						
	Alumina segment	Primary aluminum segment	Trading segment	Energy segment	Corporate and other operating segments	Inter segment elimination	Total
Other items:							
Finance income	11,376	19,114	23,266	43,285	12,506	–	109,547
Finance costs	(493,978)	(496,484)	(79,169)	(498,666)	(458,159)	–	(2,026,456)
Share of profits and losses of joint ventures	37,703	–	2,089	9,388	25,044	–	74,224
Share of profits and losses of associates	150,405	(9,425)	36,039	(118,871)	297,534	–	355,682
Depreciation of right-of-use assets	(150,928)	(95,501)	(48,851)	(53,865)	(25,234)	–	(374,379)
Depreciation and amortisation excluding the amortisation of right-of-use assets	(1,618,074)	(1,412,695)	(56,094)	(841,209)	(38,801)	–	(3,966,873)
Losses on disposal of property, plant and equipment, and intangible assets net	(490,510)	18,388	1,783	177	–	–	(470,162)
Unrealised losses on futures contract, net	–	–	(15,338)	–	(38,317)	–	(53,655)
Change for impairment of inventories	348,300	92,779	51,285	(249)	–	–	492,115
Provision for impairment of receivables, net of bad debts recovered	(8,717)	(1,768)	(40,284)	(83,634)	(343,560)	–	(477,963)
Dividend of equity investments measured at fair value through other comprehensive income	–	–	–	–	7,579	–	7,579
Loss on disposal of subsidiaries	–	–	–	(27,317)	–	–	(27,317)
Realised loss on futures, net	–	–	(227,186)	–	(214,099)	–	(441,285)
Investments in associates	81,784	526,831	371,499	759,194	7,897,326	–	9,636,634
Investments in joint ventures	1,076,120	–	55,712	353,177	1,865,950	–	3,350,959

(Amounts expressed in thousands of RMB

4 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	For the six months ended 30 June 2022						
	Alumina segment	Primary aluminum segment	Trading segment	Energy segment	Corporate and other operating segments	Inter segment elimination	Total
Additions during the period							
Intangible assets	10	–	–	312	16	–	338
Right-of-use assets	11,568	241,798	1,421	51,551	–	–	306,338
Investment properties	–	2,694	–	–	–	–	2,694
Property, plant and equipment	393,436	112,410	50,445	200,943	8,914	–	766,148

	For the six months ended 30 June 2021						
	Alumina segment	Primary aluminum segment	Trading segment	Energy segment	Corporate and other operating segments	Inter segment elimination	Total
Additions during the period							
Intangible assets	–	–	–	–	582	–	582
Right-of-use assets	11,177	–	31,617	–	–	–	42,794
Investment properties	–	2,541	–	–	–	–	2,541
Property, plant and equipment	483,428	203,255	774	93,134	5,559	–	786,150

(Amounts expressed in thousands of RMB unless otherwise stated)

4 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	Alumina segment	Primary aluminum segment	Trading segment	Energy segment	Corporate and other operating segments	Total
As at 30 June 2022						
Segment assets	91,597,138	63,358,408	24,519,258	35,160,609	49,348,406	263,983,819
Reconciliation :						
Elimination of inter-segment receivables						(70,097,480)
Other eliminations						(768,825)
Corporate and other unallocated assets:						
Deferred tax assets						1,646,756
Prepaid income tax						42,317
Total assets						194,806,587
Segment liabilities	48,463,570	35,288,400	15,205,949	19,963,824	66,141,573	185,063,316
Elimination of inter-segment payables						(70,097,480)
Corporate and other unallocated liabilities:						
Deferred tax liabilities						1,356,646
Income tax payable						582,738
Total liabilities						116,905,220

(Amounts expressed in thousands of RMB

4 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	Alumina segment	Primary aluminum segment	Trading segment	Energy segment	Corporate and other operating segments	Total
As at 31 December 2021(Restated)						
Segment assets	90,404,964	63,578,662	20,961,774	35,259,571	49,644,646	259,849,617
Reconciliation:						
Elimination of inter-segment receivables						(67,940,192)
Other eliminations						(920,811)
Corporate and other unallocated assets:						
Deferred tax assets						1,386,147
Prepaid income tax						59,578
Total assets						192,434,339
Segment liabilities	48,065,682	33,688,693	13,511,644	25,419,575	64,899,888	185,585,482
Elimination of inter-segment payables						(67,940,192)
Corporate and other unallocated liabilities:						
Deferred tax liabilities						1,378,519
Income tax payable						569,591
Total liabilities						119,593,400

(Amounts expressed in thousands of RMB unless otherwise stated)

4 REVENUE AND SEGMENT INFORMATION (CONTINUED)

(b) Segment information (continued)

	For the six months ended 30 June	
	2022	2021 *(Restated)*
Segment revenue from external customers		
– Mainland China	**136,378,651**	113,967,681
– Outside of Mainland China	**9,024,338**	6,848,942
	145,402,989	120,816,623

	30 June 2022	31 December 2021 *(Restated)*
Non-current assets (excluding financial assets and deferred tax assets)		
– Mainland China	**132,715,454**	139,405,806
– Outside of Mainland China	**2,555,634**	2,576,957
	135,271,088	141,982,763

For the six months ended 30 June 2022, revenue of approximately RMB35,971 million (for the six months ended 30 June 2021: RMB24,550 million) were derived from entities directly or indirectly owned or controlled by the PRC government, including Chinalco. These revenues were mainly attributable to the alumina, primary aluminum, energy and trading segments. There were no individual customers that contributed 10% or more of the Group's revenue during the six months ended 30 June 2022 and 2021.

(Amounts expressed in thousands of RMB unless otherwise stated)

5 PROPERTY, PLANT AND EQUIPMENT

	Buildings and infrastructure	Machinery	Transportation Facilities	Office and other equipment	Construction in progress	Total
Six months ended 30 June 2022						
Net carrying amount as at 31 December 2021	40,676,815	48,940,413	1,080,588	390,087	2,339,126	93,427,029
Change in accounting policy *(Note 2.2)*	–	57,442	–	–	–	57,442
Opening net carrying amount(restated)	40,676,815	48,997,855	1,080,588	390,087	2,339,126	93,484,471
Additions	66	129,997	2,643	485	632,957	766,148
Disposals	(23,394)	(1,698)	(5,499)	(203)	(884)	(31,678)
Government grants	–	(14,310)	–	–	–	(14,310)
Reclassifications and internal transfers	18,038	370,436	2,680	16,226	(407,380)	–
Transfer from right-of-use assets	–	69,673	–	–	–	69,673
Transfer from investment properties	15,627	–	–	–	–	15,627
Transfer to investment properties	(18,374)	–	–	–	–	(18,374)
Transfer to intangible assets	–	(27,169)	–	–	(1,712)	(28,881)
Currency translation differences	18,699	4,337	90	8	–	23,134
Disposal of subsidiaries	–	–	–	(12)	(58,434)	(58,446)
Depreciation	(1,111,976)	(2,617,151)	(84,876)	(23,250)	–	(3,837,253)
Impairment loss	(603,873)	(1,472,262)	(23,340)	(1,074)	–	(2,100,549)
Closing net carrying amount	38,971,628	45,439,708	972,286	382,267	2,503,673	88,269,562
As at 30 June 2022						
Cost	64,232,977	111,811,936	2,692,761	910,546	2,681,131	182,329,351
Accumulated depreciation and impairment	(25,261,349)	(66,372,228)	(1,720,475)	(528,279)	(177,458)	(94,059,789)
Net carrying amount	38,971,628	45,439,708	972,286	382,267	2,503,673	88,269,562

As at 30 June 2022, the Group pledged property, plant and equipment with a net carrying value amounting to RMB5,056 million (31 December 2021: RMB5,111 million) for interest-bearing loans and borrowings as set out in Note 11.

(Amounts expressed in thousands of RMB unless otherwise stated)

5 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

In the prior years, the Group terminated an alumina production line and the related facilities as a result of the needs of local urban development. Based on the relevant rules and regulations, the Group would be entitled to a compensation by the local government out of the commercial development of the land on which the production line is located.

During the period, the Group was informed by the local government that, because of the financial constrain, the real estate market outlook and the urban planning needs, it is no longer feasible to commercially develop this piece of land or to compensate the Group in any form. The change of government decision constitutes an impairment indicator. An impairment test was performed by management based on fair value less cost of disposal and an impairment loss of RMB2,101 million was recognised as at 30 June 2022.

The land occupied by the terminated alumina production line is leased from the Chinalco group. The Group reassessed the leasing period, and accordingly, land use right assets of RMB893 million and lease liabilities of RMB927 million were written off and a disposal gain of RMB35 million was recognised during the period.

6 INTANGIBLE ASSETS

	Goodwill	Mining Rights	Mineral exploration rights	Computer Software, production quota and others	Total
Six months ended 30 June 2022					
Opening net carrying amount	3,509,515	7,192,117	801,063	1,484,181	12,986,876
Additions	–	–	–	338	338
Transfer from property, plant and equipment *(Note 5)*	–	–	–	28,881	28,881
Amortisation	–	(201,949)	–	(27,809)	(229,758)
Currency translation differences	770	3,318	–	–	4,088
Closing Net carrying amount	3,510,285	6,993,486	801,063	1,485,591	12,790,425
As at 30 June 2022					
Cost	3,510,285	9,981,033	984,092	1,961,944	16,437,354
Accumulated amortisation and impairment	–	(2,987,547)	(183,029)	(476,353)	(3,646,929)
Net carrying amount	3,510,285	6,993,486	801,063	1,485,591	12,790,425

As at 30 June 2022, the Group pledged mining rights and mineral exploration rights with a net carrying value amounting to RMB1,389 million (31 December 2021: RMB1,400 million) for interest-bearing loans and borrowings as set out in Note 11.

(Amounts expressed in thousands of RMB unless otherwise stated)

7 INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

Movements in investments in joint ventures and associates are as follows:

	Joint ventures	**Associates**
As at 1 January 2022	3,350,959	9,636,634
Share of profits for the period	82,917	186,087
Share of changes in reserves	7,733	1,285
Cash dividends declared	(77,022)	(58,333)
As at 30 June 2022	3,364,587	9,765,673

8 TRADE RECEIVABLES AND NOTES RECEIVABLE

	30 June 2022	31 December 2021
Trade receivables	**4,823,656**	4,025,441
Less: impairment	**(949,211)**	(958,787)
	3,874,445	3,066,654
Notes receivable	**2,527,505**	3,838,196
	6,401,950	6,904,850

Trade receivables are non-interest-bearing and are generally on terms of 3 to 12 months. Certain of the Group's sales were on advance payments or documents against payments. In some cases, these terms are extended for qualifying long-term customers that have met specific credit requirements. As at 30 June 2022, the ageing analysis of trade and notes receivables based on invoice date was as follows:

(Amounts expressed in thousands of RMB unless otherwise stated)

8 TRADE RECEIVABLES AND NOTES RECEIVABLE (CONTINUED)

	30 June 2022	31 December 2021
Within 1 year	**2,831,125**	2,367,787
Between 1 and 2 years	**454,242**	153,161
Between 2 and 3 years	**184,120**	225,796
Over 3 years	**1,354,169**	1,278,697
	4,823,656	4,025,441
Less: provision for impairment of receivables	**(949,211)**	(958,787)
	3,874,445	3,066,654

As at 30 June 2022, the Group pledged trade and notes receivable amounting to RMB671 million (31 December 2021: RMB1,983 million) for issuing notes payable and for interest-bearing loans and borrowings.

9 SHARE CAPITAL

As at 31 December 2021 and 30 June 2022, all issued shares were registered and fully paid. Both A shares and H shares rank pari passu with each other.

The number of the Company's authorised ordinary shares was 17,134,943,251 at par value of RMB1.00 per share, including 112,270,300 restricted shares (Note 10).

	30 June 2022	31 December 2021
Listed A shares	**13,190,977**	13,078,707
Listed H shares	**3,943,966**	3,943,966
	17,134,943	17,022,673

(Amounts expressed in thousands of RMB

10 SHARES HELD FOR EMPLOYEE SHARE SCHEME

	30 June 2022 Shares *(thousands)*	31 December 2021 Shares *(thousands)*	**30 June 2022 *RMB***	31 December 2021 *RMB*
Shares held for employee share scheme	**(112,270)**	–	**(345,793)**	–

These shares are held for the purpose of issuing shares under the 2021 Restricted A Share Incentive Scheme(the "**Incentive Scheme**").

The establishment of the Incentive Scheme was approved by shareholders at the 2022 first extraordinary general meeting on 26 April 2022.The Incentive Scheme is designed to provide long-term incentives for middle level managers and above (including executive directors) to deliver long-term shareholder returns. Under the scheme, participants are granted Restricted A Shares with the grant price of RMB3.08 per share which are restricted for sale until certain service and performance conditions are met. The fair value of the shares at the grant date is RMB4.97 per share.

Details	**Number of shares** *(thousands)*	**RMB**
Balance as at 31 December 2021	–	–
Grant of shares under Incentive Scheme	(112,270)	(345,793)
Balance as at 30 June 2022	**(112,270)**	**(345,793)**

Expenses arising from share-based payment transactions

	For the six months ended 30 June	
	2022	2021
Shares issued under employee share scheme	**6,630**	–

(Amounts expressed in thousands of RMB unless otherwise stated)

11 INTEREST-BEARING LOANS AND BORROWINGS

	30 June 2022	31 December 2021
Long-term loans and borrowings		
Lease liabilities	**11,497,180**	12,594,455
Medium-term notes and bonds *(Note (b))*		
– Guaranteed	**6,682,350**	6,343,589
– Unsecured	**13,777,957**	12,878,997
	20,460,307	19,222,586
Long-term bank and other loans		
– Secured *(Note (a))*	**9,747,757**	11,008,215
– Guaranteed	**2,706,901**	3,132,529
– Unsecured	**26,321,264**	27,984,442
	38,775,922	42,125,186
Total long-term loans and borrowings	**70,733,409**	73,942,227
Current portion of lease liabilities	**(829,983)**	(987,664)
Current portion of medium-term notes and bonds	**(2,899,072)**	(2,999,599)
Current portion of long-term bank and other loans	**(7,180,300)**	(5,859,115)
	(10,909,355)	(9,846,378)
Non-current portion of long-term loans and borrowings	**59,824,054**	64,095,849

(Amounts expressed in thousands of RMB unless otherwise stated)

11 INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

	30 June 2022	31 December 2021
Short-term loans and borrowings		
Bank and other loans		
– Secured *(Note (a))*	**569,200**	513,100
– Unsecured	**3,859,818**	8,706,230
	4,429,018	9,219,330
Short-term bonds, unsecured *(Note (c))*	**6,663,706**	5,440,414
Current portion of lease liabilities	**829,983**	987,664
Current portion of medium-term notes and bonds	**2,899,072**	2,999,599
Current portion of long-term bank and other loans	**7,180,300**	5,859,115
	17,573,061	15,286,792
Total short-term borrowings and current portion of long-term loans and borrowings	**22,002,079**	24,506,122

(a) Security for long-term and short-term bank and other loans

The Group has pledged various assets as collateral against certain secured loans. As at 30 June 2022, a summary of these pledged assets was as follows:

	30 June 2022	31 December 2021
Property, plant and equipment *(Note 5)*	**5,055,500**	5,111,165
Right-of-use assets	**192,964**	179,683
Intangible assets *(Note 6)*	**1,389,328**	1,399,972
Trade receivables and notes receivables *(Note 8)*	**670,864**	1,982,986
	7,308,656	8,673,806

As at 30 June 2022, Shandong Huayu Alloy Materials Co. Ltd. ("**Shandong Huayu**"), a subsidiary of the Company did not repay short-term secured bank loans with principal amount of RMB113 million (31 December 2021: RMB113 million), which resulted in an event of default and there is no further impact extended to the Group as no guarantees are provided by other entities within the Group to Shandong Huayu and there are no cross default provisions for other debts of the Group triggered by this default.

(Amounts expressed in thousands of RMB unless otherwise stated)

11 INTEREST-BEARING LOANS AND BORROWINGS (CONTINUED)

(b) Medium-term notes and bonds

Outstanding medium-term bonds of the Group as at 30 June 2022 are summarised as follows:

	Face value (RMB)/maturity	Effective interest rate	30 June 2022	31 December 2021
2019 Medium-term notes	2,000,000RMB/2024	4.31%	**1,991,116**	1,989,090
2020 Medium-term notes	900,000RMB/2023	3.04%	**899,323**	898,866
2021 Medium-term notes	1,000,000RMB/2024	3.21%	**997,495**	997,028
2022 Medium-term notes	2,000,000RMB/2025	3.08%	**1,995,831**	–
2022 Medium-term notes	400,000RMB/2025	2.73%	**399,464**	–
2022 Medium-term notes	500,000RMB/2024	2.50%	**499,505**	–
2018 Medium-term bonds	900,000RMB/2023	5.06%	**899,592**	899,323
2018 Medium-term bonds	1,600,000RMB/2023	4.57%	**1,598,463**	1,597,988
2019 Medium-term bonds	2,000,000RMB/2022	3.84%	**–**	1,999,809
2019 Medium-term bonds	2,000,000RMB/2029	4.57%	**1,997,531**	1,997,440
2019 Medium-term bonds	1,000,000RMB/2022	3.52%	**999,876**	999,790
2020 Medium-term bonds	500,000RMB/2025	3.31%	**499,887**	499,876
2020 Medium-term bonds	1,000,000RMB/2023	3.07%	**999,874**	999,787
2021 Hong Kong Medium-term bonds	500,000USD/2024	1.74%	**3,343,145**	3,173,180
2021 Hong Kong Medium-term bonds	500,000USD/2026	2.24%	**3,339,205**	3,170,409
			20,460,307	19,222,586

Medium-term notes and bonds were issued for capital expenditure and operating cash flows purposes, as well as for the purpose of re-financing of bank loans.

(c) Short-term bonds

Outstanding short-term bonds of the Group as at 30 June 2022 are summarised as follows:

	Face Value/ maturity	Effective interest rate	30 June 2022	31 December 2021
Short-term bonds	400,000RMB/2022	2.70%	**–**	406,036
Short-term bonds	2,000,000RMB/2022	2.59%	**–**	2,022,571
Short-term bonds	1,000,000RMB/2022	2.55%	**–**	1,006,240
Short-term bonds	2,000,000RMB/2022	2.80%	**2,033,355**	2,005,567
Short-term bonds	2,000,000RMB/2022	2.58%	**2,021,563**	–
Short-term bonds	1,000,000RMB/2022	2.30%	**1,007,386**	–
Short-term bonds	600,000RMB/2023	2.05%	**601,902**	–
Short-term bonds	1,000,000RMB/2023	1.93%	**999,500**	–
			6,663,706	5,440,414

All the above short-term bonds were issued for working capital needs.

(Amounts expressed in thousands of RMB

12 TRADE AND NOTES PAYABLES

	30 June 2022	31 December 2021
Trade payables	**15,471,020**	10,946,272
Notes payable	**4,660,291**	4,559,171
	20,131,311	15,505,443

The ageing analysis of trade and notes payables is as follows:

	30 June 2022	31 December 2021
Within 1 year	**19,578,728**	14,941,793
Between 1 and 2 years	**195,947**	131,152
Between 2 and 3 years	**53,605**	129,356
Over 3 years	**303,031**	303,142
	20,131,311	15,505,443

The trade and notes payables are non-interest bearing and are normally settled within one year.

(Amounts expressed in thousands of RMB unless otherwise stated)

13 EXPENSE BY NATURE

	For the six months ended 30 June	
	2022	2021 *(Restated)*
Purchase of inventories in relation to trading activities	**79,306,376**	67,908,087
Raw materials and consumables used, and changes in work-in-progress and finished goods	**21,987,795**	17,822,142
Power and utilities	**13,778,645**	8,515,086
Depreciation of right-of-use assets	**646,103**	374,379
Depreciation and amortisation (Other than depreciation of right-of-use assets) expenses	**4,174,523**	3,966,873
Employee benefit expenses	**4,156,403**	4,094,159
Repairs and maintenance	**1,008,296**	853,555
Transportation expenses and logistic cost	**3,409,864**	2,673,800
Taxes other than income tax expense	**1,384,860**	1,017,645
Inventory impairment loss	**905,243**	537,274
Research and development expenses (other than employee benefit expenses)	**1,249,275**	615,353
Others	**3,275,397**	3,326,967
	135,282,780	111,705,320

Note: During the period, the Group changed its overall alumina production plan, which reduced the alumina production level of certain subsidiaries considering overall layout of alumina capacity, cost efficiency of production and the supply of bauxite in different regions. Accordingly, a certain amount of bauxite originally intended for the production of alumina now becomes excessive. The Group has decided to dispose of this excessive bauxite directly.

Given the change in the intended use of the bauxite inventories, the Group has re-assessed the provision of this excessive bauxite based on the direct selling price of bauxite ores. As a result, an inventory impairment loss of RMB535 million was recognised as at 30 June 2022.

(Amounts expressed in thousands of RMB unless otherwise stated)

14 OTHER INCOME AND GAINS, NET

(a) Other income

For the six months ended 30 June 2022, government grants amounting to RMB120 million (for the six months ended 30 June 2021: RMB89 million) were recognised as income for the period to facilitate the Group's developments. There are no unfulfilled conditions or contingencies attached to the grants.

(b) Other gains/(losses), net

	For the six months ended 30 June	
	2022	2021 *(Restated)*
Gain/(loss) on disposal of subsidiaries	**25,296**	(27,317)
Realised and unrealised gains/(losses) on futures, net *(Note)*	**221,304**	(494,940)
Gain/(loss) on disposal of property, plant and equipment and intangible assets, net	**104,667**	(470,162)
Others	**(101,513)**	(183,989)
	249,754	(1,176,408)

Note: The Group does not apply hedge accounting for these futures.

(Amounts expressed in thousands of RMB unless otherwise stated)

15 FINANCE INCOME/FINANCE COSTS

An analysis of finance income/finance costs is as follows:

	For the six months ended 30 June	
	2022	2021 *(Restated)*
Interest income	**(189,586)**	(109,547)
Interest expense	**1,469,849**	1,802,090
Less: interest expense capitalised in property, plant and equipment	**(3,113)**	(3,305)
Interest expense, net of capitalised interest	**1,466,736**	1,798,785
Interest on lease liabilities and amortisation of unrecognised finance expenses	**418,523**	207,461
Exchange (gains)/losses, net	**(26,666)**	20,210
Finance costs	**1,858,593**	2,026,456
Finance costs, net	**1,669,007**	1,916,909
Capitalisation rates during the period	**3.00% to 4.45% per annum**	3.97% to 5.15% per annum

16 INCOME TAX EXPENSE

	For the six months ended 30 June	
	2022	2021 *(Restated)*
Current income tax expense	**1,292,156**	1,317,330
Deferred income tax expense	**(282,182)**	(70,374)
	1,009,974	1,246,956

17 EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

Basic

Basic earnings per share was calculated by dividing the adjusted profit attributable to ordinary equity holders of the Company by the weighted average number of shares in issue during the period.

For the purpose of calculating basic earnings per share, the Group adjusted the profit attributable to owners of the Company by deducting the after-tax amounts of cumulative distribution reserved for the period for other equity instruments, which were issued by the Group and classified as equity instrument.

	For the six months ended 30 June	
	2022	2021 *(Restated)*
Profit attributable to owners of the Company *(in thousands of RMB)*	**3,989,370**	3,094,161
Other equity instruments' distribution reserved *(in thousands of RMB)*	**(53,750)**	(104,750)
Profit attributable to ordinary shares holders of the Company	**3,935,620**	2,989,411
Shares		
Number of ordinary shares in issue *(thousands)* as at 1 January	**17,022,673**	17,022,673
Issuance of share capital *(thousands)*	**18,712**	–
Weighted average number of ordinary shares in issuance	**17,041,385**	17,022,673
Basic earnings per share *(RMB)*	**0.231**	0.176

The Group had no potentially dilutive ordinary shares in issuance during the six months ended 30 June 2022 and 2021, thus the diluted earnings per share were the same as basic earnings per share.

(Amounts expressed in thousands of RMB unless otherwise stated)

18 DIVIDEND

On 21 June 2022, the general meeting of shareholders approved a final dividend of RMB545 million for the year ended 31 December 2021, which had not been paid as of 30 June 2022.

19 COMMITMENTS

(a) Capital commitments

	30 June 2022	31 December 2021
Property, plant and equipment	**1,001,457**	1,375,405

(b) Other capital commitments

As at 30 June 2022, the commitments to make capital contributions to the Group's joint ventures and associates were as follows:

	30 June 2022	31 December 2021
Associates	**31,800**	31,800
Joint ventures	**410,000**	410,000
	441,800	441,800

(Amounts expressed in thousands of RMB

20 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES

(a) Significant related party transactions

	For the six months ended 30 June	
	2022	2021 *(Restated)*
Sales of goods and services rendered:		
Sales of materials and finished goods to:		
Chinalco and its subsidiaries	**16,124,271**	9,808,920
Joint ventures	**5,321,348**	3,464,082
Associates	**993,166**	12,897
Associates of Chinalco	**180,477**	530,623
Shareholder of Chalco's subsidiaries	**–**	253,334
	22,619,262	14,069,856
Provision of utility services to:		
Chinalco and its subsidiaries	**537,731**	593,512
Joint ventures	**85,126**	81,171
Associates	**1,099**	107
Associates of Chinalco	**9,575**	7,009
	633,531	681,799
Rental revenue of land use rights and building from:		
Chinalco and its subsidiaries	**11,801**	13,478
Associates of Chinalco	**237**	589
Associates	**507**	377
Joint ventures	**750**	723
	13,295	15,167

(Amounts expressed in thousands of RMB unless otherwise stated)

20 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (continued)

	For the six months ended 30 June	
	2022	2021
Purchases of goods and services:		
Purchases of engineering, construction and supervisory services from:		
Chinalco and its subsidiaries	**204,410**	356,191
Associates	**1,835**	12,413
Associates of Chinalco	**–**	708
Joint ventures	**6,712**	–
	212,957	369,312
Purchases of primary and auxiliary materials, equipment and finished goods from:		
Chinalco and its subsidiaries	**4,625,761**	4,332,017
Joint ventures	**2,537,703**	3,686,625
Associates	**678,540**	601,686
Associates of Chinalco	**622,933**	13,311
	8,464,937	8,633,639
Purchases of social services and logistics services by:		
Chinalco and its subsidiaries	**160,631**	172,320
Joint ventures	**1,263**	–
	161,894	172,320

(Amounts expressed in thousands of RMB

20 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (continued)

	For the six months ended 30 June	
	2022	2021
Purchases of utility services from:		
Chinalco and its subsidiaries	**419,618**	305,444
Associates of Chinalco	**42,284**	33,399
Joint ventures	**484,594**	277,018
	946,496	615,861
Purchases of other services from:		
Chinalco and its subsidiaries	**99,134**	91,619
Rental expense of buildings and land use rights from:		
Chinalco and its subsidiaries	**776,633**	249,346
New right-of-use assets in current period		
Additions		
Chinalco and its subsidiaries	**262,089**	6,611
Contract modification		
Chinalco and its subsidiaries	**(891,529)**	–
Interest expense on lease liabilities	**384,521**	159,266

(Amounts expressed in thousands of RMB unless otherwise stated)

20 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(a) Significant related party transactions (continued)

	For the six months ended 30 June	
	2022	2021 *(Restated)*
Other significant related party transactions:		
Repayment from a subsidiary of Chinalco	**935,000**	4,482,000
Borrowings from a subsidiary of Chinalco	**910,000**	3,270,000
Interest expenses on borrowings and discounted notes from a subsidiary of Chinalco	**19,121**	41,289
Interest income on cash and cash equivalents from a subsidiary of Chinalco	**84,490**	30,012
Discounted notes receivable to a subsidiary of Chinalco	**5,000**	115,000

In September 2021, Pursuant to the agreement entered into between China Rare Earth Co., Ltd. ("China Rare Earth", "中國稀有稀土有限公司", a subsidiary of Chinalco), Zunyi Aluminum Co., Ltd. ("Zunyi Aluminum", "遵義鋁業股份有限公司", "a subsidiary of the Company"), Chalco Mining Co., Ltd. ("Chalco Mining", "中鋁礦業有限公司", "a subsidiary of the Company"), the Group acquired the gallium business of China Rare Earth for a consideration of RMB396 million in cash. This transaction is regarded as a business combination under common control.

The following is a summary of significant related party transactions entered into, in the ordinary course of business, between the Group and its related parties during the period.

(Amounts expressed in thousands of RMB

20 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(b) Key management personnel compensation

	For the six months ended 30 June	
	2022	2021
Fees	**285**	286
Basic salaries, other allowances and benefits in kind	**969**	1,177
Pension costs	**190**	228
	1,444	1,691

(c) Balances with related parties

Other than those disclosed elsewhere in the unaudited interim condensed consolidated financial information, the outstanding balances with related parties as at 30 June 2022 were as follows:

	30 June 2022	31 December 2021
Cash and cash equivalents:		
A subsidiary of Chinalco	**10,259,070**	7,832,411
Trade and notes receivables:		
Chinalco and its subsidiaries	**872,281**	1,476,833
Associates of Chinalco	**36,743**	45,180
Joint ventures	**503,563**	628,231
Associates	**1**	1
Non-controlling shareholder of a subsidiary and its subsidiaries	**16,624**	24,465

(Amounts expressed in thousands of RMB unless otherwise stated)

20 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(c) Balances with related parties (continued)

	30 June 2022	31 December 2021
	1,429,212	2,174,710
Provision for impairment of receivables	**(62,507)**	(80,102)
	1,366,705	2,094,608
Other current assets:		
Chinalco and its subsidiaries	**260,651**	325,247
Associates of Chinalco	**41,034**	21,820
Joint ventures	**1,412,941**	1,486,510
Associates	**409**	359,917
Non-controlling shareholder of a subsidiary and its subsidiaries	**7,450**	7,450
	1,722,485	2,200,944
Provision for impairment of other current assets	**(1,310,899)**	(1,310,379)
	411,586	890,565
Other non-current assets:		
Associates	**111,845**	111,845
Provision for impairment of receivables	**(41,655)**	–
	70,190	111,845

(Amounts expressed in thousands of RMB

20 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(c) Balances with related parties (continued)

	30 June 2022	31 December 2021
Interest-bearing loans and borrowings: (including lease liabilities)		
Subsidiaries of Chinalco	**12,295,823**	13,028,565
Associates of Chinalco	**1,927**	2,245
	12,297,750	13,030,810
Trade and notes payables:		
Chinalco and its subsidiaries	**494,951**	301,386
Associates of Chinalco	**161,767**	26,288
Joint ventures	**556,633**	229,994
Associates	**23,906**	32,668
Non-controlling shareholder of a subsidiary and its subsidiaries	**105,883**	105,174
	1,343,140	695,510
Other payables and accrued liabilities:		
Chinalco and its subsidiaries	**1,070,573**	1,054,724
Associates of Chinalco	**24,151**	42,659
Joint ventures	**178,976**	49,618
Associates	**39,592**	19,926
	1,313,292	1,166,927

(Amounts expressed in thousands of RMB unless otherwise stated)

20 SIGNIFICANT RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

(c) Balances with related parties (continued)

	30 June 2022	31 December 2021
Contract liabilities:		
Chinalco and its subsidiaries	**149,124**	150,730
Associates of Chinalco	**1,297**	27,190
Joint ventures	**253**	535
Associates	**28,469**	139
	179,143	178,594

As at 30 June 2022, included in long-term loans and borrowings and short-term loans and borrowings were from other state-owned enterprises amounting to RMB24,960 million (31 December 2021: RMB37,287 million) and RMB2,432 million (31 December 2021: RMB4,906 million), respectively.

The terms of all the balances were unsecured.

21 FINANCIAL RISK MANAGEMENT

21.1 Financial risk management

(a) Financial risk factors

The Group's activities expose it to a variety of financial risks, including market risk (including foreign currency risk, interest rate risk and commodity price risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise the potential adverse effects on the Group's financial performance.

Risk management is carried out by the treasury management department (the "**Group Treasury**") under policies approved by the Board of Directors of the Company. The Group Treasury identifies, evaluates and hedges financial risks through close cooperation with the Group's operating units.

The unaudited interim condensed consolidated financial information does not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements for the year ended 31 December 2021.

(Amounts expressed in thousands of RMB unless otherwise stated)

21 FINANCIAL RISK MANAGEMENT (CONTINUED)

21.1 Financial risk management (continued)

(b) Liquidity risk

The table below analyses the maturity profile of the Group's financial liabilities as at the end of the reporting period. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
As at 30 June 2022					
Lease liabilities, including current portion	1,488,484	1,359,055	3,615,173	15,310,296	21,773,008
Long-term bank and other loans, including current portion	7,180,300	10,314,249	21,209,073	72,300	38,775,922
Medium-term notes and bonds, including current portion	2,900,000	5,000,000	10,611,400	2,000,000	20,511,400
Short-term bonds	6,600,000	–	–	–	6,600,000
Short-term bank and other loans	4,429,018	–	–	–	4,429,018
Interest payables for bank borrowings and notes	2,562,116	1,775,871	3,289,401	1,251,257	8,878,645
Financial liabilities at fair value through profit or loss	8,780	–	–	–	8,780
Financial liabilities included in other payables and accrued liabilities, excluding accrued interest	7,045,162	–	–	–	7,045,162
Financial liabilities included in other non-current liabilities	203,001	49,771	149,314	888,397	1,290,483
Trade and notes payables	20,131,311	–	–	–	20,131,311
	52,548,172	18,498,946	38,874,361	19,522,250	129,443,729

(Amounts expressed in thousands of RMB unless otherwise stated)

21 FINANCIAL RISK MANAGEMENT(CONTINUED)

21.2 Financial instruments

The differences between the carrying amounts and fair values of the Group's financial instruments, other than those with carrying amounts that reasonably approximate to fair values, are insignificant.

Fair value hierarchy

The following tables illustrate the fair value measurement hierarchy of the Group's financial instruments:

Assets measured at fair value

As at 30 June 2022	Fair value measurement using			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial assets measured at fair value through other comprehensive income:				
Notes receivable	–	–	2,036,260	2,036,260
Other financial assets measured at fair value:				
Futures contracts	19,348	–	–	19,348
short-term structured deposits	–	5,000,000	–	5,000,000
Listed investments	5,834	–	–	5,834
Other unlisted investments	–	–	231,864	231,864
	25,182	5,000,000	2,268,124	7,293,306

(Amounts expressed in thousands of RMB unless otherwise stated)

21 FINANCIAL RISK MANAGEMENT(CONTINUED)

21.2 Financial instruments (continued)

Fair value hierarchy (continued)

Liabilities measured at fair value

As at 30 June 2022	Fair value measurement using			
	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Financial liabilities at fair value through profit or loss:				
Futures contracts	8,780	–	–	8,780
	8,780	–	–	8,780

During the six-month period ended 30 June 2022, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

Below is a summary of significant unobservable inputs to the valuation of financial instruments as at 30 June 2022:

	Valuation Technique	**Significant unobservable inputs**
Notes receivable 30 June 2022	Discounted Cashflow Model	Discount rate
Other equity investments 30 June 2022	Discounted Cashflow Model	Discount rate

(Amounts expressed in thousands of RMB

22 CONTINGENT LIABILITIES

As at 30 June 2022 and the date of this report, the Group is in process of application with related government departments for re-verifying carbon emission data for certain coal-fired power plants to avoid unnecessary obligations of excessive emission, the conclusion of which will not result in material additional liabilities to be recognised by the Group.

The Group is a defendant in a number of lawsuits arising in the ordinary course of business. While the outcomes of such lawsuits cannot be determined at present, management believes that any resulting liabilities will not have a material adverse effect on the financial position or operating results the Group.

23 EVENTS AFTER THE REPORTING PERIOD

(a) On 24 July 2022, the Group entered into the Shares Transfer Agreement with Yunnan Metallurgical Group Co., Ltd. ("Yunnan Metallurgical"), pursuant to which, the Group has agreed to acquire and Yunnan Metallurgical has agreed to dispose of 658,911,907 shares in Yunnan Aluminum Co., Ltd. ("Yunnan Aluminum"), representing approximately 19% of the total issued share capital of Yunnan Aluminum. The transfer price of the share is RMB10.11 per share and the total transfer price is RMB6,662 million. Upon the completion of the transfer of the aforesaid share, the Company will hold 1,009,202,685 shares in Yunnan Aluminum, representing approximately 29.10% of the total issued share capital of Yunnan Aluminum. The transaction is subject to reporting, announcement and independent shareholders' approval requirements under the Hong Kong Listing Rules.

(b) The Company has notified the New York Stock Exchange ("NYSE") on 12 August 2022 (EDT) of its application for voluntary delisting of its ADSs from the NYSE. The last trading day of ADSs of the Company on the NYSE will be on or around 1 September 2022. On and after such date, the ADSs of the Company will no longer be listed on the NYSE. After the delisting becomes effective, once the Company satisfies the conditions for deregistration as required under the Securities Exchange Act, the Company will apply to the U.S. Securities and Exchange Commission for the deregistration of the ADSs and underlying H Shares.

(Amounts expressed in thousands of RMB unless otherwise stated)

23 EVENTS AFTER THE REPORTING PERIOD (Continued)

(c) On 16 August 2022, the Company issued at par the fourth tranche of ultra-short-term bills of 2022 with a total face value of RMB1 billion (with a par value of RMB100 each), maturing in February 2023, for meeting the working capital demand and replacing maturing borrowings. The bonds carry a fixed coupon rate of 1.58% per annum.

(d) On 17 August 2022, the Group completed an issuance of Perpetual Medium-term Notes with a total face value of RMB1 billion. The notes have no fixed maturity date and are callable only at the Group's option on 19 August 2025 or any coupon distribution date after 19 August 2025 at their principal amounts together with any accrued, unpaid or deferred coupon distribution payments. The coupon distribution rate will be reset to a percentage per annum equal to the sum of (a) the initial spread, (b) the China Treasury Rate, and (c) a margin of 300 basis points. While any coupon distribution payments are unpaid or deferred, the Company cannot declare or pay dividends to shareholders or decrease the share capital.

By Order of the Board
Aluminum Corporation of China Limited*
Ge Xiaolei
Joint Company Secretary

Beijing, the PRC
23 August 2022

As at the date of this announcement, the members of the Board comprise Mr. Liu Jianping, Mr. Zhu Runzhou, Mr. Ou Xiaowu and Mr. Jiang Tao (Executive Directors); Mr. Zhang Jilong and Mr. Chen Pengjun (Non-executive Directors); Mr. Qiu Guanzhou, Mr. Yu Jinsong and Ms. Chan Yuen Sau Kelly (Independent Non-executive Directors).

* *For identification purpose only*